Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and nine months ended September 30, 2026

Background

This Management’s Discussion and Analysis (“MD&A”) is dated November 12, 2026, has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) and contains information through November 11, 2026, unless otherwise noted.

This MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three and nine months ended September 30, 2026 and 2025. The September 30, 2026 interim condensed consolidated financial statements and related notes of DeFi (the “Interim Financial Statements”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Please refer to the notes of the December 31, 2025 annual audited consolidated financial statements (the “Annual Financial Statements”) for disclosure of the Company’s significant accounting policies. Unless otherwise noted, all references to currency in this MD&A refer to U.S. dollars. References to Q3 2026 are to the three months ended September 30, 2026, and references to Q3 2025 are to the three months ended September 30, 2025.

Additional information, including our Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) and is available online under the Company’s SEDAR+ profile at www.sedarplus.ca.

Cautionary Statement Regarding Forward-Looking Information

This MD&A contains “forward-looking information” and “financial outlook” within the meaning of those terms under Canadian securities laws. This information relates to future events or future performance and reflects the Company’s expectations and assumptions regarding such future events and performance. Forward-looking information and financial outlook can be identified by the use of words such as, but not limited to, “plans”, “expects”, “project”, “predict”, “potential”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such information includes, but is not limited to, expectations, projections or other characterizations of future events or circumstances; the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook; and statements regarding the future of centralized and decentralized finance.

In particular, all statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information and financial outlook, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s Equity Investments in Digital Assets (as defined herein);

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Asset Management, Ventures and Infrastructure business lines;

●	development of ETPs and partnerships and joint ventures with other companies;

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●	growth of assets under management (“AUM”);

●	listing of ETPs;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	digital asset staking, lending or trading transactions;

●	the Company becoming more active in the stablecoin market in the future;

●	the continued listing of the Company’s common shares on Nasdaq Capital Market (“Nasdaq”);

●	anticipated lending and staking income and management fees charged on ETPs;

●	hedging activities;

●	the Company receiving the outstanding balance of BTC owed to it by Genesis;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs and portfolio companies that the Company has invested in;

●	additional locations and distribution channels coming online in 2026, and the Company being able to expand presence across Europe and Latin America, and bringing new regions, such as Africa and the Middle East, into the platform;

●	the Company’s global expansion positioning the Company for long-term growth, leveraging strategic partnerships, market-first advantages, and increasing investor demand to strengthen its market leadership;

●	future development of laws and regulations governing the DeFi industry, in particular in the United States;

●	the development of new investment products and institutional investment vehicles intended primarily for institutional and professional investors;

●	the anticipated development, timing and launch of the Valour Custody platform;

●	the Company’s implementation and proposed use of artificial intelligence;

●	the Company’s plans to evaluate and modify its operating structure and cost base, reduce expenditures, lower its break-even level, improve operating efficiency and achieve operating leverage;

●	the growth of Stillman Digital Inc. (“SDI”)

●	the Strategy preferred shares;

●	the Company’s evaluation and potential completion of strategic investments, acquisitions and consolidation opportunities;

●	the development and adoption of stablecoin infrastructure;

●	the Company’s investments in Canada Stablecorp Inc. and Continental Stable Coin;

●	the Company’s ability to regain and maintain compliance with Nasdaq’s minimum bid price requirement and matters in connection therewith;

●	the amount and timing of any further recovery from Genesis;

●	the expected reduction and reversal of the DLOM applicable to the Company’s locked digital assets and Equity Investments in Digital Assets;

●	the sufficiency of the Company’s cash, cash equivalents, working capital and other sources of capital to fund its operations, working capital requirements and planned expenditures;

●	the future value, yield and performance of the Company’s investment in STRC preferred shares;

●	the implementation, configuration and anticipated January 1, 2027 go-live date of NetSuite and Cryptio, the proposed parallel operation of the new and legacy systems, the anticipated remediation of the identified material weakness in ICFR and the timing and outcome of management’s testing of the relevant controls;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	the impact of climate change; and

●	other expectations of the Company.

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Forward-looking information and financial outlook contained in this MD&A is based on certain key expectations and assumptions made by the Company, including, without limitation, expectations and assumptions respecting: the general economy; digital asset prices; ETP inflows; staking and lending yields; continued performance by the Company’s lending, staking and custodial counterparties; regulatory, exchange and service-provider approvals; operating expenses; ETP redemptions; continued availability of financing; and no material adverse change in the regulatory or tax treatment of digital assets in the jurisdictions in which the Company operates. Although management believes these assumptions are reasonable, they may prove to be incorrect. Although the forward-looking information and financial outlook contained in this MD&A are based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with such information and outlook. Undue reliance should not be placed on the forward-looking information and financial outlook contained herein since no assurance can be given that it will prove to be correct.

Forward-looking information, financial outlook, and statements above involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations are described in the Company’s documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to the staking and lending of cryptocurrencies, DeFi protocol tokens, or other digital assets; risks relating to momentum pricing and volatility of cryptocurrencies, DeFi protocol tokens, and other digital assets; cybersecurity threats, security breaches and hacks; the relative novelty of cryptocurrency exchanges and other trading venues; regulatory risks; hedging risk; the U.S. classification of crypto assets and the Investment Company Act of 1940; the issuance of crypto ETPs in the EU and non-EU countries; risk related to the Company’s Ventures portfolio exposure; risks associated with the lending and staking of digital assets, risks related to the Company’s internal arbitrage and trading business, risks associated with banks cutting off services to businesses that provide cryptocurrency related services; the impact of geopolitical events; the further development and acceptance of digital and DeFi networks; trade errors; dependence on investment manager, discretion as to distributions and timing of withdrawals, discretion as to form of payment, risks and uncertainties associated with custodians of digital assets; conditions on equity investments in digital assets; development and acceptance of the digital asset network, digital asset audit risk, risk of total loss of equity investment in digital assets, risk of loss, theft or destruction of cryptocurrencies; risks associated with the irrevocability of transactions; risks associated with the potential failure to maintain the cryptocurrency networks; risks associated with the potential manipulation of blockchain; risks that miners may cease operations; risks related to insurance; risks related to the concentration of investments; risks related to competition; risk related to investments in private issuers and illiquid securities; risks related to cash flow, revenue and liquidity; risk management, risks related to the Company’s dependence on management personnel; risks related to macro-economic conditions; risks related to the availability of opportunities and competition for investments; risks related to the share prices of investments; risks related to additional financing requirements; risks related to the return on investments; failure to develop and execute successful investment or trading strategies, risks related to the management of the Company’s growth; social, political, environmental, and economic risks in the countries in which the Company’s investment interests are located; risks related to hostilities, geo-political events and wars, risks related to the due diligence process undertaken by the Company in connection with investment opportunities; risks related to exchange-rate fluctuations; risks related to non-controlling interests; risks related to changes in legislation and regulations; risks related to the fact the Company is likely a passive foreign investment company for U.S. federal income tax purposes; risks associated with the Company’s limited history of profitable operations and variable revenue and cash flow; risks associated with the Company having limited cash flow and funds in reserve which may not be sufficient to fund its ongoing activities at all times; risks associated with material weakness in the Company’s financial statements, risk related to the restatement of the Company’s historical financial statements, lack of comprehensive accounting guidance for digital assets under IFRS accounting standards; risks associated with conflicts of interest; litigation risk, risks associated with the volatility of the Company’s common shares market price and the Company’s ability to regain and maintain compliance with the minimum required closing bid price for continued listing on the Nasdaq, risks associated with share imbalances, risks associated with the future dilution of shareholders’ interest in the Company; and risks associated with the Company’s history of never paying dividends; and other risks described herein including under the heading “Risks and Uncertainties”.

When relying on forward-looking information and financial outlook to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in “Risks and Uncertainties” and the other contents of this MD&A are all carefully considered. The forward-looking information and financial outlook contained herein is current as of the date of this MD&A, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and financial outlook and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s public filings available under its profile on SEDAR+ at www.sedarplus.ca and at www.cboe.ca.

With regard to all information included herein relating to companies in the Company’s Ventures portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

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Overview of the Company

The Company is a publicly listed issuer on the Cboe Canada Inc. (“Cboe Canada”) stock exchange trading under the symbol “DEFI” and the Nasdaq stock market in the United States under the symbol “DEFT”. The Company is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through five distinct business lines: Asset Management, DeFi Alpha, Stillman Digital, DeFi Ventures and Valour Funds. DeFi Technologies also reiterated its focus on accelerating growth through product innovation and geographic expansion. In 2025, DeFi Technologies, through Valour, advanced distribution across regulated venues, including the London Stock Exchange and SIX Swiss Exchange, and entered the Brazilian market.

The Company’s Interim Financial Statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying Interim Financial Statements.

Investment Pillars

DeFi operated through five core pillars during Q3 2026:

Asset Management

The Company through its wholly-owned subsidiary Valour Inc. (“Valour”), and Valour Digital Securities Limited (“VDSL”) develops Exchange Traded Products (“ETPs”) that synthetically track the value of a single DeFi protocol or a baskets of protocols. ETPs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or baskets of protocols as it removes the need to manage a self-custodial wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

Rather than relying solely on management fees from listed ETP products, the Company has monetized multiple activities across the stack, including:

●	market making and liquidity provisioning; and

●	staking and yield generation on underlying assets.

Valour monetizes its AUM primarily through trading, staking, management fees, and trade-flow arbitrage. Valour also retains staking yields generated on the digital assets underlying its ETPs. This vertically integrated model enables recurring, protocol-driven revenue as AUM grows.

DeFi Alpha

DeFi Alpha is a specialized trading desk within DeFi focused on opportunistic trading and arbitrage across the digital asset ecosystem. The desk seeks to generate returns by identifying attractive market dislocations and pricing inefficiencies, with opportunities sourced through deep market experience and strong counterparty relationships.

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Its activities span both centralized and decentralized markets, with a focus on disciplined execution, prudent risk management, and capitalizing on opportunities as they arise.

Stillman Digital

Stillman Digital is a digital asset trading firm that provides OTC trading, liquidity solutions, and market-making services to institutional counterparties across global cryptocurrency markets.

DeFi Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

Valour Funds SPC

Through Valour Funds SPC, a wholly owned subsidiary of Valour Inc., the Company started a new business line with its first hedge fund – the Smart Crypto Fund SP. This hedge fund provides professional and qualified investors with access to an actively managed investment strategy based on artificial intelligence. The hedge fund expands Valour’s investment platform beyond exchange traded products into actively managed investment solutions. It combines Valour’s institutional fund platform and digital asset infrastructure with a strategy developed and managed by Neuronomics AG, a Swiss portfolio manager specializing in artificial intelligence and systematic investing.

Smart Crypto Fund SP has been established as the first hedge fund portfolio of Valour Funds SPC, a Cayman Islands company registered with the Cayman Islands Monetary Authority (“CIMA”). The strategy uses proprietary AI models to adjust allocations across a regularly reviewed selection of liquid digital assets, rather than maintaining fixed exposure to a single cryptocurrency or a static basket.

Discontinued Segments – Now Classified as Other

The Company discontinued reporting on its Reflexivity Research and DeFi Advisory business lines effective January 1, 2026 given the low levels of revenue generated by these business lines. Revenues from these businesses have been included in “other revenues” as part of the main asset management business.

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Highlights For The Three Months Ended September 30, 2026:

Valour’s Top ETPs by AUM

Valour’s AUM on September 30, 2026 was $643.7 million, helped by a rally in crypto prices going into quarter-end with Bitcoin increasing 41.1%, Ethereum 71.1% and Solana 62.1%. Average AUM for Q3 2026 was $492.8 million increasing from $471.5 million in Q2 2026 and falling from the $950.7 million in Q3 2025 comparative quarter (shortly before Bitcoin hit a new all time high of $126,198). The higher AUM in Q3 over Q2 is due mainly to crypto price increases and a $26.1 million positive inflow into its ETP product for the three months ended September 30, 2026 (and $48.9 million for the nine months ended September 30, 2026 including $10.3 million ETP subscription funded in crypto). Valour closed the quarter ended September 30, 2026 with 102 ETPs. It added one ETC (Valour Zcash) and delisted one ETP (BCIX).

As of September 30, 2026, Valour’s ETPs with the highest AUM were:

●	VALOUR BTC: $239.3 million

●	VALOUR SOL: $157.5 million

●	VALOUR ETH: $65.6 million

●	VALOUR XRP: $33.1 million

●	VALOUR SUI: $22.4 million

●	VALOUR ADA: $17.8 million

A chart showing the development of the Company’s AUM is below:

On September 29, 2026, Valour announced that it launched Valour Zcash SEK ETP (“ZEC”) as a new exchange traded product expanding access to one of the digital asset ecosystem’s longest-standing privacy-focused networks. The ZEC ETP enables investors to gain exposure to ZEC through traditional brokerage accounts without the operational complexity of directly purchasing or storing digital assets. ZEC carries a management fee of 1.9%.

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About Zcash

Launched in 2016, Zcash is a decentralized digital currency and payment network designed to provide users with greater control over the privacy of their financial transactions.

Zcash was the first widespread application of zero-knowledge proof technology known as zk-SNARKs. Its shielded transaction architecture allows transactions to be validated by the network while protecting sensitive transaction information from public disclosure. Zcash supports both shielded transactions, which can protect transaction details, and transparent transactions that operate similarly to transactions on traditional public blockchains.

ZEC is the native digital asset of the Zcash network and is used to transfer value and pay transaction fees across the network.

The launch comes amid increased market attention toward privacy-preserving digital assets and expanding regulated investment access to ZEC across global capital markets.

Expansion into Actively Managed Funds

On September 21, 2026, Valour announced the launch of Valour Funds SPC and its first hedge fund, Smart Crypto Fund SP with initial capital of $10 million while continuing development of additional fund structures, Valour Custody and its UCITS platform.

Smart Crypto Fund SP is Valour’s first hedge fund providing professional and qualified investors with an actively managed strategy powered by artificial intelligence.

The Hedge Fund expands Valour’s investment platform beyond exchange traded products into actively managed investment solutions. It combines Valour’s institutional fund platform and digital asset infrastructure with a strategy developed and managed by Neuronomics AG, a FINMA authorized Swiss portfolio manager specializing in artificial intelligence and systematic investing which is 44.7% owned by the Company.

Smart Crypto Fund SP has been established as the first hedge fund portfolio of Valour Funds SPC, a Cayman Islands company registered with the Cayman Islands Monetary Authority (“CIMA”). The strategy uses proprietary AI models to adjust allocations across a regularly reviewed selection of liquid digital assets, rather than maintaining fixed exposure to a single cryptocurrency or a static basket.

Digital asset markets offer a broad range of investment opportunities. However, they also experience significant volatility, rapidly changing conditions and substantial differences in liquidity and risk across individual assets.

The hedge fund is not designed to maintain a fixed allocation or remain fully exposed to the market at all times. Instead, it seeks to invest selectively when the expected balance of opportunity and risk is favorable. It also seeks to reduce exposure when model signals weaken or assessed risk increases.

Neuronomics’ proprietary AI ensemble, a group of complementary models, is central to this approach. The models analyze price, volume and other market data over short and medium time horizons. They seek to distinguish useful signals from market noise and assess potential returns, risk and market conditions.

These assessments guide the size of each position across a regularly reviewed selection of liquid digital assets. Portfolio allocations remain subject to predefined risk budgets, limits on individual assets and concentration, and controls on overall market exposure.

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Trading instructions are executed using algorithms selected according to market liquidity and expected transaction costs. This disciplined process is designed to capture investment opportunities while actively managing the volatility and downside risks of digital asset markets.

Smart Crypto Fund SP brings together Valour’s digital asset platform, Neuronomics’ investment management capabilities and a network of specialist service providers covering fund administration, custody, banking, execution and audit. The structure separates investment management, administration, custody and execution. This provides the operational framework required for a professionally managed digital asset investment fund.

Undertakings for Collective Investment in Transferable Securities (“UCITS”)

UCITS is a regulatory framework created by the European Union (“EU”) that sets uniform rules for the management, operation, and cross-border sale of retail investment funds.

Finansinspektionen, the Swedish FSA, denied approval for our UCITS structure for crypto-related assets. We have appealed the decision and are working to have it overturned. For the benefit of our investors, we aimed to base the first UCITS fund in our main Swedish market. We are now evaluating instead establishing a UCITS platform elsewhere in the EU (e.g. Luxembourg), as it is uncertain how long the Swedish appeal process will take. We will update the market as new information becomes available on this initiative.

The Company continues its development work on a Valour Custody solution with the goal of commencing beta testing in the coming weeks. Valour Custody will initially be used to support Valour’s own business and the Company will consider offering it externally at a later stage.

SUBSEQUENT EVENTS

Additional investment in Neuronomics

On October 19, 2026, the Company invested CHF 500,031 (US$607,571) into Neuronomics as a capital contribution to increase its ownership percentage to 49.25% and support the Company’s growth.

Binance Hack

In October 2026, Binance, which held approximately 38.9% of the digital assets deposited with custodians and exchanges by the Company and its subsidiaries as at September 30, 2026, reported a security incident affecting its platform. The Company has confirmed that none of its digital assets, or those held on behalf of Valour or its ETPs, were affected by the incident, and that no private keys, wallets, credentials or signing infrastructure associated with Valour were compromised. Binance has confirmed that the Company’s assets are fully accounted for and available to it, and the Company currently has full access to, and may withdraw, these assets at its discretion. See “Financial Instruments and Other Instruments – Custodian Risks” for more information.

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New Products

On November 5, 2026, the Company announced the launch of eight new ETP products on Spotlight Stock Market expanding access to artificial intelligence, institutional blockchain infrastructure, decentralized trading and lending and community-driven digital assets.

The eight newly launched ETPs include:

1.	Valour Venice (VVV) SEK ETP

○	Trading Symbol: VVV SEK

○	ISIN: CH1108681771

2.	Valour Canton Network (CC) SEK ETP

○	Trading Symbol: CC SEK

○	ISIN: CH1108682662

3.	Valour Raydium (RAY) SEK ETP

○	Trading Symbol: RAY SEK

○	ISIN: CH1108682670

4.	Valour Morpho (MORPHO) SEK ETP

○	Trading Symbol: MORPHO SEK

○	ISIN: CH1108682688

5.	Valour Maple Finance (SYRUP) SEK ETP

○	Trading Symbol: SYRUP SEK

○	ISIN: CH1108682696

6.	Valour Pump.fun (PUMP) SEK ETP

○	Trading Symbol: PUMP SEK

○	ISIN: CH1108682704

7.	Valour Dogwifhat (WIF) SEK ETP

○	Trading Symbol: WIF SEK

○	ISIN: CH1108682712

8.	Valour Bonk (BONK) SEK ETP

○	Trading Symbol: BONK SEK

○	ISIN: CH1108682720

Each ETP carries a management fee of 1.9% and provides investors with exposure to the price performance of its respective underlying digital asset through traditional securities market infrastructure.

The launch represents a further expansion of Valour’s digital asset ETP platform, broadening European market access to digital assets spanning multiple segments of the blockchain economy.

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OTHER MATTERS

Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

On March 6, 2026, the Company announced it had received a notice from Nasdaq, notifying the Company that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days as of March 4, 2026 and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) to maintain a minimum bid price of $1.00 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had a compliance period of 180 calendar days, or until September 1, 2026, to regain compliance with the Minimum Bid Price Rule. On September 3, 2026, the Company announced that it had received written notification from Nasdaq granting the Company an additional 180-calendar day period, or until March 1, 2027, to regain compliance with Nasdaq’s minimum bid price requirement.

The Company qualified for the additional compliance period because it satisfies the continued listing requirement for market value of publicly held shares and all other applicable initial listing standards for The Nasdaq Capital Market, other than the minimum bid price requirement. The Company has provided written notice of its intention to cure the deficiency during the second compliance period.

To regain compliance, the closing bid price of the Company’s common shares must be at least $1.00 per common share for a minimum of ten consecutive business days (though Nasdaq staff may, in their discretion, extend this to generally up to 20 consecutive business days). If at any time during this 180-day period the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

Shareholders approved a share consolidation of up to 12-for-1 at the Annual General Meeting. While there can be no assurance that the Company will regain compliance with Nasdaq’s minimum bid price requirement, the share consolidation provides the Company with a mechanism to address the requirement.

The Company believes it has until March 1, 2027 to regain compliance with Nasdaq’s minimum bid price requirement, which requires its common shares to maintain a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days; the Company may seek to achieve compliance through sustained trading at or above that level or, if necessary, by implementing the shareholder-approved share consolidation.

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Outlook

DeFi Technologies continues to strengthen its position as a provider of regulated digital asset investment products, with more than 100 exchange traded products listed across major global exchanges. Through its asset management platform, Valour, the Company remains focused on expanding investor access to transparent, compliant and accessible digital asset exposure.

The Company’s financial performance remains primarily influenced by digital asset prices, market activity and investor demand, each of which can affect assets under management, net flows, management fees and trading activity. Periods of weaker digital asset prices, elevated Bitcoin dominance and reduced activity across alternative digital assets may place pressure on AUM and revenue. Despite these market conditions, Valour has generated net inflows during the year to date, demonstrating continued demand for its products.

DeFi Technologies is differentiated by its vertically integrated business model, which combines asset management, product issuance, institutional trading infrastructure and internal trading strategies. Valour provides regulated investment products, while Stillman Digital provides institutional execution, liquidity and settlement capabilities across digital asset markets. Together, these business lines provide the Company with opportunities to generate revenue across multiple stages of the digital asset investment lifecycle.

Stillman Digital continues to expand its institutional client base, including the onboarding of larger clients, despite challenging market conditions. Its execution and liquidity capabilities support the broader platform while providing revenue streams that are not directly dependent on Valour’s AUM. Stillman Digital’s financial performance is subject to trading volumes, market volatility, spreads and overall institutional activity.

The Company continues to evaluate its operating structure and cost base, with a focus on reducing suboptimal expenditures, lowering its break-even level and improving operating efficiency. Management believes that these initiatives, together with the scalability of the Company’s platform, can support operating leverage as market conditions improve. The Company is also incorporating artificial intelligence into certain internal processes and trading activities to improve efficiency, automate workflows and support product development.

DeFi Technologies continues to advance the development of investment products intended primarily for institutional and professional investors. These initiatives include hedge funds, a digital money and yield infrastructure fund, a new institutional investor subscription focused (not publicly traded) actively managed certificate (“AMC”), fund-of-funds strategies and UCITS structures. The Company launched its first hedge fund, Smart Crypto Fund SP in September 2026. The timing and ultimate launch of these products will remain subject to regulatory approvals, service-provider onboarding and other implementation requirements.

The Valour Custody platform is also advancing toward a targeted launch during Q1 2027. Once operational, the platform is intended to support the development of additional investment products and services while increasing the degree of integration across the Company’s asset management infrastructure.

The Company continues to expand its global distribution footprint across regulated markets, including the London Stock Exchange, SIX Swiss Exchange and B3 in Brazil. These initiatives are intended to provide access to additional investor segments, diversify the Company’s geographic exposure and support long-term growth in AUM and net inflows. Product launches and geographic expansion remain subject to regulatory, exchange and operational requirements, which may affect anticipated timelines.

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In parallel, the Company is developing initiatives intended to reduce costs, improve product economics and enhance the overall value proposition of its platform. This includes evaluating the use of artificial intelligence in operational processes, investment products and automated trading strategies. The Company intends to introduce AI-related investment products that complement its existing digital asset product offering, subject to applicable regulatory and commercial requirements.

DeFi Technologies maintains a disciplined approach to capital allocation and continues to evaluate strategic investments and acquisitions that could expand its capabilities, increase scale or generate revenue streams that are less directly dependent on AUM. The Company is actively reviewing opportunities arising from current market conditions but intends to maintain a high threshold for transactions based on strategic fit, valuation and the potential to create long-term shareholder value.

The Company’s investments in digital asset infrastructure, including Stablecorp and Continental Stablecoin, are aligned with its broader strategy of building an integrated financial platform connecting traditional capital markets with decentralized finance. These investments may provide exposure to areas such as stablecoin infrastructure, payments, settlement and institutional digital asset services.

Overall, management believes DeFi Technologies is positioned to navigate current market conditions through its diversified business model, global distribution network, scalable operating platform and balance sheet. The Company intends to continue investing in product development, operational efficiency and strategic opportunities while remaining responsive to changes in digital asset markets, regulation and investor demand.

With $47.8 million in cash and working capital of $65.4 million, the Company believes it is positioned to act on consolidation opportunities at cyclically attractive valuations while sector asset prices remain depressed.

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Digital Assets, Digital assets loaned and Digital assets Staked

As at September 30, 2026, the Company’s digital assets had a fair value of $587,744,739 (December 31, 2025 - $515,586,931). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

	September 30, 2026	December 31, 2025
	$	$
Current digital assets
Digital assets	286,358,526	356,450,053
Digital assets loaned	257,844,684	87,326,227
Digital assets staked	36,778,763	38,986,741
Total current digital assets	580,981,973	482,763,021
Non-current digital assets
Digital assets	35,535	62,367
Digital assets loaned	6,727,231	32,761,543
Total non-current digital assets	6,762,766	32,823,910
Total digital assets	587,744,739	515,586,931

In addition to the above noted digital assets, the Company had the following equity investments at fair value through profit and loss (“FVTPL”) at the dates indicated.

September 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	200,736.8229	$20,843,201	78,762.4246	$8,178,176	279,499.2475	$29,021,377
Fund A - Avalanche (AVAX)	386,174.1790	3,764,799	-	-	386,174	3,764,799
		$24,608,000		$8,178,176		$32,786,176

Fund B - Solana (SOL)	470,451.9000	$50,549,940	116,789.1000	$12,548,960	587,241.0000	$63,098,900
		$50,549,940		$12,548,960		$63,098,900
Total		$75,157,940		$20,727,136		$95,885,076

December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	5,253,822	232,861	2,428,755	736,581	7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

14

The following table sets out the Company’s digital assets as at the dates indicated:

	September 30, 2026		December 31, 2025
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,748.1389	1,341,883	1,763.4867	1,520,530
Bitcoin (BTC)	2,982.5707	244,193,624	2,596.9563	223,491,846
Ethereum (ETH)	24,986.5029	66,863,680	21,329.9035	63,656,646
Cardano (ADA)	72,891,225.5137	17,793,330	69,150,950.0310	23,565,970
Polkadot (DOT)	3,465,789.8042	4,221,202	3,340,140.2001	6,035,593
Solana (SOL)	657,058.6523	77,912,988	169,185.2128	21,097,592
Uniswap (UNI)	455,611.4583	4,035,055	399,616.8814	2,332,473
USDC	-	430,761	-	4,461,378
USDT	-	5,123,908	-	18,098,752
Litecoin (LTC)	4,252.7158	284,730	11,073.8030	851,800
Dogecoin (DOGE)	55,541,115.0443	5,254,998	56,534,119.7635	6,828,612
Cosmos (ATOM)	5,828.1497	10,055	12,005.8560	23,143
Avalanche (AVAX)	789,739.5150	8,570,017	461,501.5177	5,740,226
Polygon (POL)	627,663.9088	70,967	304,295.6891	31,088
Ripple (XRP)	21,602,442.6196	32,335,570	21,146,529.3119	39,186,475
Enjin (ENJ)	537,024.9145	15,896	576,307.9792	15,849
Tron (TRX)	1,523,527.1836	515,482	663,171.3819	187,723
Terra Luna (LUNA)	-	-	141,177.2041	13,436
Shiba Inu (SHIB)	17,824,851,241.4200	103,400	20,643,542,012.0300	143,214
Pyth Network (PYTH)	6,339,640.8533	484,349	4,935,058.3767	280,805
AAVE (AAVE)	6,100.2110	971,703	4,429.5388	652,127
Algorand (ALGO)	2,704,959.6000	333,558	1,380,335.0800	153,904
Aptos Mainnet (APT)	982,653.0153	771,186	517,026.2356	875,222
Arweave (AR)	60,142.8000	256,034	64,940.4200	223,096
Aerodome (AERO0X91)	2,114,834.6950	1,706,249	2,113,572.4104	917,924
Arbitrum (ARB)	3,149,396.1625	635,052	1,489,777.0200	280,923
Bitcoin Cash (BCH)	579.1844	177,058	860.1464	511,921
Core (CORE)	12,859,086.5415	294,473	12,500,445.6036	1,377,549
Curve DAO Token (CRV)	5,829,992.8300	2,256,759	3,939,395.2500	1,442,868
Europa Coin (EURC)	185,587.3200	215,781	605,795.2800	708,780
Fetch.ai (FET)	9,295,050.7333	2,056,065	4,619,586.9000	946,091
Filecoin (FIL)	142,659.6700	150,296	83,678.3922	109,612
The Graph (GRT)	901,580.8700	26,162	542,238.9100	18,229
Hedera (HBAR)	189,786,482.6937	20,458,666	76,729,676.9089	8,317,073
Internet Computer (ICP)	1,986,321.7884	6,869,597	1,778,949.0942	4,866,716
Immutable (IMX)	779,020.1744	128,777	274,878.9400	61,176
Injective (INJ)	465,897.3853	3,410,322	335,577.3200	1,463,990
Jupiter (JUP)	3,463,756.4456	1,123,643	3,089,314.6000	583,880
Lido DAO (LDO)	540,944.4600	250,031	513,196.1600	300,384
Chainlink (LINK)	368,205.0530	5,218,389	347,418.3828	4,295,173
NEAR Protocol (NEAR)	1,625,316.2776	8,389,532	1,701,315.2684	2,553,372
Optimism (OP)	254,214.1100	32,932	173,791.6300	46,248
MANTRA (OM)	4,384,852.1867	19,732	453,091.4000	31,807
Pendle (PDL)	183,176.6333	427,205	182,478.7000	343,772
Quant (QNT)	2,758.8380	825,941	1,014.7880	71,156
Ripple USD (RLUSD)	100.0000	100	50,126.0000	50,126
RENDERSOL (RNDR)	1,700,286.5362	3,268,491	1,703,278.0201	2,193,856
THORChain (RUNE)	419,644.5000	331,016	269,953.8000	151,768
Sei Network (SEI1)	18,241,503.8733	1,313,390	16,419,686.8978	1,848,857
SKY Governance Token (SKY)	1,020,480.0000	80,516	645,038.0000	37,735
Stacks (STX)	1,574.1000	536	47,106.4000	11,744
Sui (SUI)	22,395,160.3760	24,153,999	14,683,690.6345	16,459,983
Bittensor (TAO)	22,477.6639	6,814,562	22,107.9024	4,906,095
Gram (GRAM)	491,043.6730	736,578	454,318.1948	739,494
Wormhole (W)	11,619,621.3000	153,379	4,760,219.0000	157,563
Tether Gold (XAUT6)	46.8116	194,731	34.4628	149,372
dogwifhat (WIF)	35,637.5800	8,948	56,581.9600	15,277
Worldcoin (WLD2)	1,221,067.0900	647,428	2,002,365.2100	969,345
Stellar (XLM)	8,416,492.6200	1,865,884	3,704,385.3200	753,012
StarkNet (STRK1)	3,902,468.4256	161,172	2,990,189.0056	231,441
Sonic Labs (SONICLABS)	3,805,149.3500	148,404	3,959,492.2712	300,086
Akash Network (AKT)	694,322.8761	440,478	375,586.0011	135,737
Kaspa (KAS)	34,432,208.1747	1,477,142	24,576,822.7965	1,064,176
Official Trump (TRUMP)	1,065.6400	2,311	2,309.3700	10,891
Mantle (MNT)	156,943.6736	109,139	259,308.9369	251,037
Data Network (DATA)	33,518.0601	7,304	5,951.7992	10,187
Crypto.com (CRO)	1,818,050.7447	121,991	1,453,014.1410	132,805
Hyperliquid (HYPE)	77,144.6971	6,579,561	32,103.2182	830,677
UNUS SED LEO (LEO)	1,153.2650	10,408	670.9046	6,266
OKB (OKB)	206.4296	24,929	276.2829	30,051
IOTA (IOTA)	2,385,396.0000	126,903	1,233,469.0000	102,131
Ondo (ONDO)	3,991,859.2633	1,972,788	1,711,993.3233	634,291
Theta Token (THETA)	198,271.6000	45,206	100,410.4000	26,749
Celestia (TIA)	171,146.2000	74,859	111,295.8400	52,209
Flare (FLR)	5,880,061.8165	43,512	3,689,429.0635	39,108
Pi Network (PI)	197,287.8922	18,052	126,934.2148	25,895
Ethna (ENA)	3,886,943.6200	1,019,282	1,686,126.1900	340,092
Four (FORM)	69,058.2000	20,572	31,111.1000	10,777
Virtuals Protocol (VIRTUAL)	2,411,172.0600	1,904,103	1,776,320.7111	1,179,832
VeChain (VET)	21,793,949.1000	193,966	4,978,553.8000	52,773
Penut the Squirrel (PNUT)	61,559.7300	3,389	445,601.2200	30,657
Pepe (PEPE)	188,503,525,020.7900	15,914	40,164,090,458.7000	24,082
Zcash (ZEC)	171.5120	243,122	-	32,569
Canton (CC)	228,978.3550	28,922	-	-
Other Coins	1,262,183,172.6451	51,948	1,903,713,337.6790	48,131
Current		580,981,973		482,763,021
Solana (SOL)	30,000.0000	3,521,790	196,500.0000	24,471,703
SUI (SUI)	3,643,496.3056	3,205,441	8,327,991.5556	8,289,840
Other Coins	271,406,137.0826	35,535	271,406,137.0826	62,367

Long-Term		6,762,766		32,823,910
Total Digital Assets		587,744,739		515,586,931

15

The below table sets out the continuity of digital assets for the periods ended September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Opening balance	$515,586,931	$555,838,900
Digital assets acquired	57,259,984	273,427,760
Digital assets disposed	(18,000,229)	(87,878,518)
Digital assets earned from staking, lending and fees	6,363,485	13,072,141
Realized gain (loss) on digital assets	(85,268,411)	48,283,105
Net change in unrealized gains and losses on digital assets	78,095,358	(282,272,597)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from (out to) equity investments at FVTPL	23,557,655	2,749,352
Digital assets in from (out to) ETP sales	10,461,896	-
Foreign exchange gain (loss) / Fees / Other	(311,930)	(1,532,614)
	$587,744,739	$515,586,931

Digital assets held by counterparty as at September 30, 2026 and December 31, 2025 were as follows:

	September 30, 2026	December 31, 2025
Counterparty A	$161,238,156	$41,304,262
Counterparty C	1,956,241	3,460,154
Counterparty E	-	1,492,892
Counterparty F	18,666,475	25,061,967
Counterparty H	88,130,580	171,980,818
Counterparty J	65,161,569	-
Counterparty K	228,730,268	218,232,056
Counterparty M	9,145,995	4,954,135
Counterparty N	3,100,877	-
Other	604,184	1,451,800
Self custody	11,010,394	47,648,847
Total	$587,744,739	$515,586,931

Digital Assets held by lenders

The Company and Genesis Global Capital LLC (“Genesis”) entered into that certain master loan agreement (the “MLA”).  Pursuant to the MLA and the loan term sheet dated September 9, 2022 (the “Term Sheet”), Genesis loaned $6,000,000 to Valour as an open term loan (the “Loan”). As collateral for the Loan, Valour initially posted 362 BTC with Genesis, which was later increased to 475 BTC (the “Collateral”).

On January 19, 2023, Genesis and its group of companies filed for bankruptcy protection in the U.S. pursuant to a ‘Chapter 11’ bankruptcy filing under the U.S. Bankruptcy Code and listed the Company as a creditor.

On June 26, 2024, the Court entered an order (the “Order”) granting a motion for relief from stay and allowing Genesis to exercise set off rights permitting the parties to set off any Company obligations ($6,000,000 loan plus interest) with corresponding Genesis obligations (475 BTC). According to the exhibit attached to the Order, the Company owed Genesis $5,990,953.70 in principal and $109,644 in interest against collateral of 475 BTC valued at $10,018,691, resulting in a claim by the Company against Genesis in the amount of $3,909,047 or 185.3 BTC. It was then agreed that the parties could set off leaving the Company with $3.9 million which amounted to 185.3 BTC.

By the end of 2025, the Company had already received 115.62 BTC. Since DeFi and Valour previously received 1.7 BTC in October 2025, the outstanding balance is 67.98 BTC. Accordingly, the Company expects to receive up to 67.98 BTC in the future. The Company has recorded a 100% expected credit loss on this receivable.

16

The Collateral and the amount payable under the Loan were previously recorded gross on the statement of financial position at $6,100,598 and $6,100,598, respectively, with the Collateral being written down to the value of the loan payable. After the approval of the motion on June 26, 2024, the Company obtained the legally enforceable right to set off the Collateral against the amount payable under the Loan. As a result, the Company has netted the asset and liability on the statement of financial position, reducing both the Company’s Collateral and the amount payable under the Loan by $6,100,598, which represents the principal amount of the Loan plus interest.

Following the court approved set-off, the remaining exposure for the Loan is 67.98 BTC. Considering Genesis’ low credit quality due to its bankruptcy, at September 30, 2026, the Company has applied a loss rate approach of 100% to calculate its expected credit loss on the BTC held by Genesis based on management’s best estimate.

As of September 30, 2026, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	-
Total	67.9793	-

As of December 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	$1,492,892
Total	67.9793	$1,492,892

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of September 30, 2026, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 0.5% to 16% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2025, the Company had loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

17

As at September 30, 2026, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	880.7736	73,844,618	27.9%
Ethereum (ETH)	18,529.3838	49,583,405	18.7%
Solana (SOL)	491,803.2877	62,107,383	23.5%
Sui (SUI)	18,120,340.0307	18,210,407	6.9%
Ripple (XRP)	15,715,000.0000	23,522,212	8.9%
Bittensor (TAO)	19,079.1667	5,784,239	2.2%
Hedera (HBAR)	48,620,250.0000	5,236,401	2.0%
Internet Computer (ICP)	613,050.0000	2,100,309	0.8%
NEAR Protocol (NEAR)	1,151,826.6667	5,945,384	2.2%
Uniswap (UNI)	362,603.3333	3,211,360	1.2%
Virtuals Protocol (VIRTUAL)	1,650,210.0000	1,303,171	0.5%
Fetch.ai (FET)	4,444,000.0000	983,013	0.4%
Curve DAO Token (CRV)	3,560,925.0000	1,378,078	0.5%
Kaspa (KAS)	22,735,533.3333	975,354	0.4%
Aerodome (AERO0X91)	2,016,970.0000	1,627,291	0.6%
Stellar (XLM)	3,401,482.5000	753,769	0.3%
Ondo (ONDO)	1,824,000.0000	901,421	0.3%
Jupiter (JUP)	2,732,805.1667	886,522	0.3%
Aptos Mainnet (APT)	470,697.0833	369,403	0.1%
AAVE (AAVE)	3,906.5000	621,951	0.2%
Pyth Network (PYTH)	4,586,600.0000	350,416	0.1%
MANTRA (OM)	1,729,120.0000	7,781	0.0%
Worldcoin (WLD2)	803,733.3333	426,059	0.2%
Hyperliquid (HYPE)	50,088.7671	4,271,189	1.6%
Tron (TRX)	504,666.6667	170,779	0.1%
Total	135,628,100.9930	264,571,915	100%

The digital assets loaned as at September 30, 2026, were classified as follows:

Current
Bitcoin (BTC)	880.7736	73,844,618
Ethereum (ETH)	18,529.3838	49,583,405
Solana (SOL)	461,803.2877	58,585,593
Sui (SUI)	14,476,843.7252	15,004,966
Ripple (XRP)	15,715,000.0000	23,522,212
Bittensor (TAO)	19,079.1667	5,784,239
Hedera (HBAR)	48,620,250.0000	5,236,401
Internet Computer (ICP)	613,050.0000	2,100,309
NEAR Protocol (NEAR)	1,151,826.6667	5,945,384
Uniswap (UNI)	362,603.3333	3,211,360
Virtuals Protocol (VIRTUAL)	1,650,210.0000	1,303,171
Fetch.ai (FET)	4,444,000.0000	983,013
Curve DAO Token (CRV)	3,560,925.0000	1,378,078
Kaspa (KAS)	22,735,533.3333	975,354
Aerodome (AERO0X91)	2,016,970.0000	1,627,291
Stellar (XLM)	3,401,482.5000	753,769
Ondo (ONDO)	1,824,000.0000	901,421
Jupiter (JUP)	2,732,805.1667	886,522
Aptos Mainnet (APT)	470,697.0833	369,403
AAVE (AAVE)	3,906.5000	621,951
Pyth Network (PYTH)	4,586,600.0000	350,416
MANTRA (OM)	1,729,120.0000	7,781
Worldcoin (WLD2)	803,733.3333	426,059
Hyperliquid (HYPE)	50,088.7671	4,271,189
Hyperliquid (HYPE)	504,666.6667	170,779
Total current digital assets on loan	131,954,604.6874	257,844,684
Long-Term
Solana (SOL)	30,000.0000	3,521,790
SUI (SUI)	3,643,496.3056	3,205,441
Total long-term digital assets on loan	3,673,496.3056	6,727,231
Total	135,628,100.9930	264,571,915

18

As of December 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	420.0000	36,894,425	30.7%
Ethereum (ETH)	8,000.0000	23,879,570	19.9%
Solana (SOL)	326,500.0000	40,661,634	33.9%
SUI (SUI)	18,737,981.0000	18,652,141	15.5%
Total	19,072,901.0000	120,087,770	100%

The digital assets loaned as of December 31, 2025, are classified as follows:

	Number of coins on loan	Fair Value
Current
Bitcoin (BTC)	420.0000	36,894,425
Ethereum (ETH)	8,000.0000	23,879,570
Solana (SOL)	130,000.0000	16,189,931
SUI (SUI)	10,409,989.4444	10,362,301
Total current digital assets on loan	10,548,409.4444	87,326,227
Long-Term
Solana (SOL)	196,500.0000	24,471,703
SUI (SUI)	8,327,991.5556	8,289,840
Total long-term digital assets on loan	8,524,491.5556	32,761,543
Total	19,072,901.0000	120,087,770

As at September 30, 2026, the digital assets on loan by significant borrowing counterparties were as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	33.9%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	20.5%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	45.6%
Total		19,072,901.0000	120,087,770		100.0%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13.5%
Counterparty F		10,411,989.4444	16,332,193	UAE	13.6%
Counterparty H		6,420.0000	54,804,103	Switzerland	45.6%
Total current digital assets on loan		10,548,409.4444	87,326,227		72.7%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20.4%
Counterparty F		8,327,991.5556	8,289,840	UAE	6.9%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27.3%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

19

As at December 31, 2025, the digital assets on loan to significant borrowing counterparties were as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	34%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	21%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	46%
Total		19,072,901.0000	120,087,770		100%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13%
Counterparty F		10,411,989.4444	16,332,193	UAE	14%
Counterparty H		6,420.0000	54,804,103	Switzerland	46%
Total current digital assets on loan		10,548,409.4444	87,326,227		73%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20%
Counterparty F		8,327,991.5556	8,289,840	UAE	7%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. For the nine months ended September 30, 2026 $35,574 Expected Credit Loss (“ECL”) on these coins has been expensed to bad debt expense. Counterparty H is not subject to any expected credit loss due to its recallability without penalty. The Company does not hold any collateral or other credit enhancements related to these loans.

The fair value of the SUI digital assets on loan include a discount for lack of marketability since the SUI coins are locked and not freely transferrable as at September 30, 2026. These coins unlock intermittently through April 2028. The DLOM (as defined below) was determined using the Finnerty model. The model works by treating this loss of marketability as the equivalent of a European put option, which provides protection against price declines during the period the assets cannot be sold, by estimating the value of such a hypothetical put option, based on factors like the underlying stock price, volatility, risk-free rate, and expected holding period. No separate ECL was recorded for the SUI digital assets as management concluded that any relevant default risk is captured in the fair value assumptions of the digital assets. The SUI digital assets are considered a level 3 in the financial instrument hierarchy, see note 24 in the Interim Financial Statements for more information on financial instrument hierarchy in the table below.

20

Borrower	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	BTC	500.6986	41,978,890	-	41,978,890	-	41,978,890
Counterparty F	BTC	60.0750	5,036,726	-	5,036,726	-	5,036,726
Counterparty H	BTC	320.0000	26,829,002	-	26,829,002	-	26,829,002
Counterparty A	ETH	11,024.8630	29,501,804	-	29,501,804	-	29,501,804
Counterparty F	ETH	1,504.5208	4,025,998	-	4,025,998	-	4,025,998
Counterparty H	ETH	6,000.0000	16,055,603	-	16,055,603	-	16,055,603
Counterparty A	SOL	491,803.2877	58,621,167	3,521,790	62,142,957	(35,574)	62,107,383
Counterparty F	SUI	10,671,268.9891	6,398,310	3,205,441	9,603,751	-	9,603,751
Counterparty J	SUI	7,449,071.0417	8,606,656	-	8,606,656	-	8,606,656
Counterparty J	XRP	15,715,000.0000	23,522,212	-	23,522,212	-	23,522,212
Counterparty J	TAO	19,079.1667	5,784,239	-	5,784,239	-	5,784,239
Counterparty J	HBAR	48,620,250.0000	5,236,401	-	5,236,401	-	5,236,401
Counterparty J	ICP	613,050.0000	2,100,309	-	2,100,309	-	2,100,309
Counterparty J	NEAR	1,151,826.6667	5,945,384	-	5,945,384	-	5,945,384
Counterparty J	UNI	362,603.3333	3,211,360	-	3,211,360	-	3,211,360
Counterparty J	VIRTUAL	1,650,210.0000	1,303,171	-	1,303,171	-	1,303,171
Counterparty J	FET	4,444,000.0000	983,013	-	983,013	-	983,013
Counterparty J	CRV	3,560,925.0000	1,378,078	-	1,378,078	-	1,378,078
Counterparty J	KAS	22,735,533.3333	975,354	-	975,354	-	975,354
Counterparty J	AERO	2,016,970.0000	1,627,291	-	1,627,291	-	1,627,291
Counterparty J	XLM	3,401,482.5000	753,769	-	753,769	-	753,769
Counterparty J	ONDO	1,824,000.0000	901,421	-	901,421	-	901,421
Counterparty J	JUP	2,732,805.1667	886,522	-	886,522	-	886,522
Counterparty J	APT	470,697.0833	369,403	-	369,403	-	369,403
Counterparty J	AAVE	3,906.5000	621,951	-	621,951	-	621,951
Counterparty J	PYTH	4,586,600.0000	350,416	-	350,416	-	350,416
Counterparty J	MANTRA	1,729,120.0000	7,781	-	7,781	-	7,781
Counterparty J	WLD	803,733.3333	426,059	-	426,059	-	426,059
Counterparty A	HYPE	50,088.7671	4,271,189	-	4,271,189	-	4,271,189
Counterparty J	TRX	504,666.6667	170,779	-	170,779	-	170,779
			257,880,258	6,727,231	264,607,489	(35,574)	264,571,915

As of September 30, 2026, the Company has staked select digital assets with counterparties at annual rates ranging from approximately 1.48% to 9.3% and accrues rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2025, the Company had staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrued rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of September 30, 2026, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	131.8050	350,767	1.0%
Cardano (ADA)	64,098,846.1318	15,646,528	42.5%
Polkadot (DOT)	2,639,575.6739	3,214,211	8.7%
Hedera (HBAR)	130,489,981.7883	14,062,766	38.2%
Internet Computer (ICP)	1,006,083.5718	3,504,491	9.5%
Total	198,234,618.9708	36,778,763	100%

21

As of December 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0536	376,190	1%
Bitcoin (BTC)	300.0000	26,747,151	69%
Cardano (ADA)	43,639.3760	15,470	0%
Core (CORE)	12,017,441.5404	1,325,524	3%
Polkadot (DOT)	2,595,690.3230	4,762,573	12%
Solana (SOL)	0.5094	64	0%
Hyperliquid (HYPE)	25,600.4618	662,417	2%
Hedera (HBAR)	22,663,998.5645	2,463,577	6%
Internet Computer (ICP)	970,082.8229	2,633,775	7%
Total	38,316,881.6517	38,986,741	100%

As of September 30, 2026, the digital assets staked by significant borrowing counterparty were as follows:

	Interest rates	Number of coins staked	Fair Value	Geography
Counterparty H	1.94% - 6.27%	197,432,025.3928	36,485,470	Switzerland
Counterparty M	2.03%	35.7723	95,724	United States
Self custody	1.48% - 9.3%	802,557.8057	197,569	Switzerland
Total		198,234,618.9708	36,778,763

As of December 31, 2025, the digital assets staked by significant borrowing counterparty were as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.76% - 7.67%	23,634,179.8442	5,097,352	Switzerland	13%
Counterparty M	2.87%	32.0023	95,663	United States	0%
Self custody	2.3% - 14.28%	14,682,669.8053	33,793,726	Switzerland	87%
Total		38,316,881.6517	38,986,741		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. These risks include:

a)	Ethereum and Polkadot staking exposes the Company to an unbonding period liquidity restriction (approximately 28 days), during which time the tokens remain locked and do not earn rewards once unbonding has commenced.

b)	Polkadot, CORE and Hype staking may expose the Company to validator misconduct risk.

c)	Bitcoin staking involves timelock risk, such that the coins are locked until expiry of the timelock and require a redemption transaction after expiry.

d)	BTC staking is described by the protocol as self-custodied with no wrapping, bridging or smart contract exposure.

The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of the date hereof, the Company does not expect a material loss on any of its digital assets staked; however, staked assets remain subject to counterparty, validator, unbonding and protocol risks, including concentration risk given that approximately 99.2% of staked assets by fair value are held with one counterparty. While the Company intends to only transact with counterparties that it believes meet the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

22

EQUITY INVESTMENTS IN DIGITAL ASSETS FUNDS AT FAIR VALUE THROUGH PROFIT AND LOSS

September 30, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	200,736.8229	$20,843,201	78,762.4246	$8,178,176	279,499.2475	$29,021,377
Fund A - Avalanche (AVAX)	386,174.1790	3,764,799	-	-	386,174	3,764,799
		$24,608,000		$8,178,176		$32,786,176

Fund B - Solana (SOL)	470,451.9000	$50,549,940	116,789.1000	$12,548,960	587,241.0000	$63,098,900
		$50,549,940		$12,548,960		$63,098,900
Total		$75,157,940		$20,727,136		$95,885,076

December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	5,253,822	232,861	2,428,755	736,581	7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.   The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

23

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

The continuity of Equity Investments in Digital Assets for the periods ended September 30, 2026 and December 31, 2025 was as follows:

	9 months ended	Year ended
	September 30, 2026	December 31, 2025
Opening Balance	$131,982,060	$257,425,063
Disposals	(15,965,180)	(71,685,819)
Staking income	3,542,481	19,784,212
Net change in realized and unrealized gain/loss	235,810	(68,261,188)
Management fees	(352,440)	(2,530,856)
Transfers out to Digital Assets	(23,557,655)	(2,749,352)
Closing Balance	$95,885,076	$131,982,060

24

Third Party Exchanges, Custodians and Funds

As of September 30, 2026, the Company used the following third-party exchanges and custodians in the ordinary course of business:

Exchange	Location
Binance	Cayman Islands
B2C2 Overseas LTD	Cayman Islands
Bitcoin Suisse AG	Switzerland
OKX	Seychelles
Kraken	United States
Wintermute	United Kingdom
Coinbase	United States
Laser Digital	Switzerland
Selini	Singapore

Custodian
Anchorage Digital	United States
Bitgo Trust	United States
Copper	Switzerland
Galaxy	United States

None of the custodians and exchanges has appointed a sub-custodian to hold crypto assets owned by the Company. The custodians and exchanges hold and safeguard the digital assets deposited by the Company and its subsidiaries. The custodians and exchanges also offer lending and staking services. The custodians and exchanges are not Canadian financial institutions. None of the custodians and exchanges are related parties of the Company.

Each custodian maintains general commercial insurance on its own behalf, but the Company and other clients of such custodians are not named insured under such policies. Other than the security incident reported by Binance described under “Financial Instruments and Other Instruments – Custodian Risk”, which did not affect the Company’s digital assets, the Company is not aware of any security breaches or similar incidents at the custodians. The Company believes that any event of insolvency or bankruptcy of a custodian would be treated in accordance with the insolvency or bankruptcy laws of the applicable jurisdiction of such custodian.

25

As of September 30, 2026, the breakdown of digital assets deposited with each of the custodians, or exchanges as a percentage of total digital assets custodied by the Company and its subsidiaries was as follows:

Custodian	Location	% of digital assets custodied by market value	Regulatory Body
Binance	Cayman Islands	38.9%	Cayman Islands Monetary Authority (CIMA)
B2C2 Overseas LTD	Cayman Islands	27.4%	Cayman Islands Monetary Authority (CIMA)
Kraken	United States	0.3%	Office of Comptroller of Currency
Laser Digital	Switzerland	3.2%	Financial Services Standards Association (VQF). Zug. Switzerland
Copper	Switzerland	15%	Financial Services Standards Association (VQF). Zug. Switzerland
Bitgo Trust	United States	1.6%	South Dakota Division of Banking and Money Services Business (MSB) with Financial Crimes Enforcement Network (FinCEN)
Galaxy	United States	11.1%	Securities and Exchange Commission (SEC) and Financial Crimes Enforcement Network (FinCEN)
Others		0.6%	Anchorage, Wintermute, Bitcoin Suisse, Coinbase (Deribit), Genesis
Self Custody		1.9%
Total		100%

Valour conducts diligence and reviews counterparty risk in accordance with the following principles:

●	Valour shall strive to spread counterparty risk between several counterparties, where relevant and practical.

●	In relevant situations and as far as possible, counterparty (and settlement) risk shall be mitigated by conducting transactions in well-established settlement systems based on the principles of delivery versus payment or payment versus payment.

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●	The below methodology is to be applied when proposing and selecting counterparties and when granting limits on counterparty risk score.

●	The counterparties are reviewed in regular intervals and re-evaluated.

●	In case of significant events such as negative news or credit events, Valour can decide to close the business relationship with a counterparty irrespective of the review cycle.

●	Valour manages a counterparty scorecard and captures, assesses and monitors the below information.

1.	Contact information

The name, the website and contact person at the exchange/counterparty, as well as the responsible onboarding owner on Valour side.

2.	Current status

The current status of the relationship, the connection type, as well as the services, products and currency pairs used on the respective exchange/counterparty have to be documented and kept up to date

3.	Country of registration and regulation

The country in which the exchange/counterparty is registered must be documented. In addition, all countries in which the exchange/counterparty holds a regulatory license have to be assessed and documented by stating the license number (if applicable).

4.	Country risk

The country of registration as well as the country/-ies of regulation are evaluated by using the country risk matrix. The country risk matrix considers the Financial Action Task Force (“FATF”) (and equivalent) country evaluation, the Transparency.org Corruption Perception Index (CPI) as well as the VQF SRO (a Swiss Self-Regulatory Organization operating under the Swiss Anti-Money Laundering Act) country risk recommendations.

5.	Adverse media search

An adverse media search is being conducted. For example, information about an exchange having been hacked in the past or any news about a negative reputation, regulatory breaches etc. are documented.

6.	Public exchange scores

Publicly available information and risk scores from data sources such as Coinmarketcap and Coingecko are being collected and documented.

7.	Information security certification

The exchange/counterparty information security certification status is assessed. Information about the possession of certifications such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001 are documented.

8.	Insurance coverage

Information about insurance protection and regulatory status in terms of investor protection are assessed and documented.

9.	Proof of reserves

It is being checked if the exchange/counterparty has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

27

10.	Risk evaluation

The risk score is evaluated on a scale of 1 to 5, with 1 being the lowest risk and 5 being the highest risk. Based on the information collected in the scorecard, with a focus on regulatory licences, a risk score is calculated and documented for each exchange or counterparty. By carefully evaluating the risk score, we can ensure that we are making responsible business decisions and protecting our customers and stakeholders.

11.	Business justification and restrictions

In cases where an exchange or counterparty presents increased risks, a business justification must be provided. We must carefully consider the potential exposure and take appropriate measures to limit it through restrictions, thresholds, or other means. Any decision to establish a business relationship with an exchange or counterparty with increased risks must be approved by the board.

12.	Recurring review schedule

The review date and review frequency of all exchanges/counterparties are documented and tracked in the scorecard. A review once a year is set as the default standard, however, an ad-hoc review has to be considered in case of any event that may result in any of the assessment criteria being changed.

13.	Account closure

If the exchange or counterparty has been identified with an increased risk, such as a risk score of 4 or 5, Valour will determine if it is necessary to end the business relationship. This decision is based on the potential exposure and the potential impact on the business and stakeholders.

If it is determined that the business relationship should be terminated, a plan for closing the relationship in a controlled and orderly manner is developed. This may include transferring outstanding transactions, closing accounts, and ensuring that all necessary documents and records are properly transferred or retained. The decision to close the business relationship is communicated to the exchange or counterparty and a timeline for the closure is provided. Once the business relationship has been successfully terminated, the counterparty scorecard is updated in order to reflect the closure.

By following this process, we can ensure that we are taking a responsible and proactive approach to closing business relationships with risky counterparties. This can help protect our customers and stakeholders and maintain the integrity of our business operations.

Self-Custody of Digital Assets

At September 30, 2026, the Company had self-custody of digital assets totaling $11,010,394 (December 31, 2025 - $47,648,847).

The Company maintains controls around the hot and cold wallets with only certain senior management having access to the accounts, passwords and seed phrases. All copies of passwords and seed phrases are secured and partitioned with certain senior management. Duplicate partial copies of the passwords and seed phrases are accessible by a minimum of two members of senior management in different secure locations.

Staking and Lending Policy

It is Valour’s policy to hedge 100% of the market risk, subject to allowing a US$2 million maximum unhedged exposure as a trading buffer. Valour purchases and sells the digital assets which its ETPs track. Valour may lend or stake such digital assets on its balance sheet to generate revenue in accordance with the policies in the product prospectus. Lending or staking transactions are only conducted with institutional-grade counterparties and only up to a certain percentage for risk management purposes in accordance with Valour’s lending and staking policy (the “Lending and Staking Policy”), which is reviewed and approved by Valour’s board of directors. The Lending and Staking activities undertaken by Fund A and Fund B in respect of the Company’s Equity Investments in Digital Assets are not subject to the Lending and Staking Policy and the Company has no control over how Fund A and Fund B lend and stake digital assets.

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When deciding whether to lend or stake a particular asset, the Lending and Staking Policy provides that the decision will initially be made based on the risk profile of the potential counterparties, then the highest yield available, then prioritizing staking over lending.

The Lending and Staking Policy provides the following limits for the lending and staking of digital assets:

Digital Asset	Lending and staking limits
Bitcoin, Ethereum, Solana, Avalanche	Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months. 100% of tokens may be staked
All other Digital Assets

Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months.

If total AUM is greater than US$5 million, up to 95% may be staked, else 75% may be staked

The Company’s typical lending arrangements have terms as follows:

(a) which party has legal title

The lender authorizes the counterparty e.g., Anchorage to draw down lent assets. Typically, the counterparty / borrower is then permitted to use Client’s Designated Assets for any lawful purpose.

(b) the status of the assets in the event of insolvency of the borrower

The lender shall have full recourse to counterparty for any obligations under the relevant lending agreement in equity and at law. Upon any event of default, the lender shall be entitled to seek all remedies available at law or in equity for the full amount or any unpaid principal of any advance, accrued but unpaid fees or other amounts or property payable under the relevant lending agreement against Lender in addition to enforcing its security interest.

(c) contractual limitation on use and transfer of lent items by borrower

Typically, the counterparty is then permitted to use the client’s designated assets for any lawful purpose.

(d) borrower’s ability to initiate transactions with the borrowed assets, including but not limited to: sell, lend, pledge, and/or hypothecate

Typically, the counterparty is then permitted to use Client’s Designated Assets for any lawful purpose, including selling, lending, pledging and/or hypothecating. Certain lending agreements require counterparties to grant a security interest to the Company on any assets that are further lent out.

29

(e) borrowers’ rights regarding “co-mingling”

There is no specific language in the lending agreement but given the counterparties can use for any lawful purpose, the Company believes that commingling can occur.

(f) callability terms and conditions (including “notice period”, if any).

Termination. Client may terminate any advance of its Designated Assets (*as defined in the relevant lending agreement) upon three (3) business days’ prior notice, from time to time at its sole discretion through an electronic notice.

Investments, At Fair Value, Through Profit and Loss

At September 30, 2026, the Company’s twelve private investments had a total fair value of $25,541,805 as per the table below:

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$21,836,495	85.5%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	505,435	2.0%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.8%
ZKP Corporation	(i)	370,370 common shares	1,000,000	-	0.0%
CH Technical Solutions SA		25 common shares	3,952,977	-	0.0%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	2.0%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	2.0%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	7.8%
Total private investments			$36,112,536	$25,541,805	100.0%

At December 31, 2025, the Company’s twelve private investments had a total fair value of $29,372,628 as per the table below:

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,285,752	82.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	524,963	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	362,038	1.2%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.8%
Total private investments			$36,112,536	$29,372,628	100.0%

(i)	Investments in related party entities - see Note 27

30

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and nine months ended September 30, 2026 and 2025. They should be read in conjunction with the Interim Financial Statements. All amounts are in U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$

Revenues
Staking and lending income	2,558,288	4,883,024	6,363,485	10,849,531
Management fees	1,222,111	2,885,160	3,685,379	7,547,407
Trading commissions	2,190,278	2,233,106	7,583,326	6,230,864
Other revenue	108,100	301,907	261,509	660,407
Revenues excluding realized and net change in unrealized gains (losses)	6,078,777	10,303,197	17,893,699	25,288,209

Realized and net change in unrealized gains on digital assets	190,568,093	118,260,624	(7,173,053)	29,330,978
Realized and net change in unrealized gain on equity investments at FVTPL	43,287,190	73,507,369	3,425,863	30,527,468
Realized and net change in unrealized losses on ETP payables	(222,217,093)	(179,811,419)	22,704,954	(6,002,344)
Realized and net change in unrealized gain (loss) on derivative liabilities	619,132	-	99,644	-
Revenues from realized and net change in unrealized gains (losses)	12,257,322	11,956,574	19,057,408	53,856,102
Total revenues	18,336,099	22,259,771	36,951,107	79,144,311

Operating expenses
Operating, general and administration	8,964,417	8,954,453	24,503,161	23,068,641
Share based payments	880,182	2,207,588	3,865,715	10,758,244
Depreciation - equipment	-	808	-	1,666
Amortization - right-of-use assets	1,117	51,180	262,464	51,180
Amortization - intangibles	-	458,547	24,280	1,163,988
Fees and commissions	1,148,454	1,544,183	3,207,398	5,025,391
Foreign exchange (gain) loss	309,746	10,875	935,280	(367,259)
Total operating expenses	11,303,916	13,227,634	32,798,298	39,701,851
Operating income (loss)	7,032,183	9,032,137	4,152,809	39,442,460

Realized (loss) gain on investments	-	177,378	-	(300,804)
Unrealized gain (loss) on investments	13,351,129	21	(3,406,815)	2,723
Interest income	112,616	35,325	848,335	64,419
Interest expense	(3,167)	(141,510)	(126,225)	(375,552)
Other income	598,557	-	804,663	-
Gain on lease termination	625	-	146,838	-
Other expenses	28,881	(4,675,199)	(95)	(4,675,199)
Loss on investment in associate	(49,249)	-	(140,878)	-
Change in fair value of warrant liability	1,363,014	-	10,273,974	-
Bad debt recovery	33,572	-	162,426	-
Impairment loss	-	-	(375,928)	-
Total other (expenses) income	15,435,978	(4,603,985)	8,186,295	(5,284,413)
Net income (loss) for the period before taxes	22,468,161	4,428,152	12,339,104	34,158,047
Current income taxes	135,779	492,246	135,779	1,510,499
Net income (loss) for the period after taxes	22,332,382	3,935,906	12,203,325	32,647,548
Other comprehensive income
Cumulative translation adjustment	(55,718)	(942,908)	1,436	1,142,502
Net income (loss) and comprehensive income (loss) for the period	22,276,664	2,992,998	12,204,761	33,790,050

Income (loss) per share
Basic	0.06	0.01	0.03	0.10
Diluted	0.06	0.01	0.03	0.09

Weighted average number of shares outstanding:
Basic	388,262,187	343,998,923	387,582,359	331,245,844
Diluted	404,112,789	373,627,746	405,899,836	362,979,050

The Company’s business is highly dependent on cryptocurrency prices, in particular the price of Bitcoin. Developments in cryptocurrency friendly legislation in the United States (such as the Genius Act and the Clarity Act) and similar legislation in other jurisdictions such as the European Union may positively impact the Company’s business. Inflation, to the extent it leads to higher interest rates would be expected to have a negative effect on cryptocurrency prices and thus the Company’s performance.

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Revenue Review

For the three and nine months ended September 30, 2026, the Company recorded revenues of $18,336,099 and $36,951,107, compared with $22,259,771 and $79,144,311 in the three and nine months ended September 30, 2025. The lower revenues were driven mainly by lower AUM driving lower absolute dollar value staking income in both the three and nine months ended September 30, 2026, compared to the three and nine months ended September 30, 2025. Stillman Digital’s revenues for the three and nine months ended September 30, 2026, were $2,190,278 and $7,583,326 compared to $2,233,106 and $6,230,864 respectively. Stillman’s revenues were down 1.9% Q3 2026 quarter-over-comparative Q3 2025 quarter but still up 21.7% in the nine months ended September 30, 2026 compared to the nine months ended September 30, 2025.

Stillman Digital’s revenues are not linked to crypto prices but rather crypto trading volumes and thus may reduce the Company’s overall sensitivity to volatility in digital asset prices.

The Company continues to look for other complementary businesses that provide consistent revenues in different crypto price environments.

Average AUM for Q3 2026 was $492.8 million increasing from $471.5 million in Q2 2026 and falling from the $950.7 million in Q3 2025 comparative quarter (shortly before Bitcoin hit a new all time high of $126,198). The higher AUM in Q3 over Q2 is due mainly to crypto price increases and a $26.1 million positive inflow into its ETP product for the three months ended September 30, 2026 (and $48.9 million for the nine months ended September 30, 2026 including $10.3 million ETP subscription funded in crypto).

The Company earned direct staking and lending income of $2,558,288 and $6,363,485 for the three and nine months ended September 30, 2026 compared to $4,883,024 and $10,849,531 in the comparative three and nine months ended September 30, 2025. The decreases of $2,324,736 and $4,486,046 between the periods are due to lower average AUM in both periods.

The Company also earned staking and lending income indirectly via its equity investments at FVTPL which are included in the “realized and net change in unrealized gain (loss) on equity investments at FVTPL”. The table below shows the total staking / lending income earned by the Company which it uses when it refers to its monetization rate of its AUM.

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Staking / lending income earned directly	$2,558,462	$4,883,024	$6,363,485	$10,849,531
Staking / lending income earned via Fund investments	1,147,427	6,971,769	3,542,481	13,231,218
Microstrategy Preferred Dividends	598,557	-	804,663	-
Interest income (net of interest expense)	109,449	-	678,438	-
Staking / Lending/ Dividend/ Interest Income	$4,413,895	$11,854,793	$11,389,067	$24,080,749

The average staking yield in Q3 2026 was 3.6%, which is an increase from the 3.1% average staking yield in Q3 2025. The increase is due to the Company earning 12% on 200,914 Strategy preferred shares which are backed by Bitcoin. The Company did not have these Strategy preferred shares in the comparative periods. The Company actively stakes and lends its digital assets to earn additional revenue. Staking income does fluctuate based on average AUM, percentage of AUM staked and staking yields in general on various coins. On an absolute dollar value basis, staking income earned is lower in both the three and nine months ended September 30, 2026 compared to the three and nine months ended September 30, 2025 due to lower average AUMs despite the higher percentage yield earned.

The Company staked 59% of its coins at September 30, 2026 compared with 58% as at September 30, 2025.

The Company earned management fee revenue of $1,222,111 and $3,685,379 for the three and nine months ended September 30, 2026 compared to $2,885,160 and $7,547,407 for the three and nine months ended September 30, 2025. The decrease in management fees earned in 2026 over 2025 is due to lower average AUM in Q3 2026 ($492.8 million) from $950.7 million in the comparative quarter Q3 2025.

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The average effective management fee yield earned during Q3 2026 was 1.0% which is below the average 1.2% earned in the Q3 2025 period due to increased product mix of BTC and ETH (zero fee) products. The Company reminds investors that while it charges 1.9% management fees on most of its ETP products, its BTC and ETH products have management fees of NIL bringing the effective average management fee rate down.

Total AUM monetization in Q3 2026 increased to 4.6% from the 4.3% in Q3 2025 due to additional monetization earned on 200,914 Strategy preferred shares which yield 12% per annum.

The Company recorded trading commissions from its Stillman business of $2,190,278 and $7,583,326 in the three and nine months ended September 30, 2026 compared to $2,233,106 and $6,230,864 in the three and nine months ended September 30, 2025. Revenues fell $42,828 (1.9% decrease) quarter-over-comparative quarter due to lower trading volumes rather than trading spread deterioration. On a year-to-date basis to September 30, 2026, revenues are up $1,352,462 (21.7%) over the comparative nine months ended September 30, 2025.

Stillman Digital’s revenue profile differs from that of Valour’s asset management business, as its revenues are driven primarily by institutional trading activity rather than assets under management, providing diversification across the Company’s revenue streams.

Net revenue from digital assets / ETPs for the three and nine months ended September 30, 2026 was $12,257,322 and $19,057,408 compared with $11,956,574 and $53,856,102 for the three and nine months ended September 30, 2025 as per the table below.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Realized and net change in unrealized gain (losses) on digital assets	190,568,093	118,260,624	(7,173,053)	29,330,978
Realized and net change in unrealized gains (losses) on ETP payables	(222,217,093)	(179,811,419)	22,704,954	(6,002,344)
Unrealized gain (loss) on equity investments at FVTPL	43,287,190	73,507,369	3,425,863	30,527,468
Realized and net change in unrealized gain (loss) on derivative liabilities	619,132	-	99,644	-
Sub-total net revenue from digital assets / ETPs	12,257,322	11,956,574	19,057,408	53,856,102

The Company considers its asset management business (with the assets and liabilities being on its own statement of financial position) similar to a broker dealer and thus the net movement in the realized and unrealized gains (losses) of the Company’s digital assets less the net movements in realized and unrealized gains (losses) of the Company’s ETP obligations are considered the Company’s revenues.

There were no DeFi Alpha trades thus far in 2026. DeFi Alpha trades made since the initial DeFi Alpha trade in 2024 have all been locked token trades. The Company records a Discount for Lack of Marketability (“DLOM”) in its financial statements to take into account the discount on the locked tokens.

The total remaining DLOM from all locked token transactions (SOL, AVAX held in the Equity Investments in Digital Assets at FVTPL and SUI tokens held directly) purchased during 2024 and 2025 was $13,808,401 at September 30, 2026 compared with $32,811,983 at December 31, 2025.

The Company uses the Finnerty model to calculate DLOM on its locked tokens. With constant token prices, the DLOM is expected to decrease over time as the unlock maturity date approaches. The Company holds locked tokens in its Equity Investments at FVTPL (see notes to the Interim Financial Statements for details on token quantities) and 9,889,488 SUI tokens held directly.

The Company shows how its revenues and EBITDA would present without DLOM being applied in the non-IFRS measures section of this MD&A.

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The Company intends to hold its Equity Investments in Digital Assets at FVTPL and locked SUI tokens until the digital assets become unlocked. The SOL, AVAX and SUI are subject to an intermittent release schedule with the last release to occur in 2028 such that any eventual sale of the digital assets would not be expected to occur at a discounted price. In the event the Company requires additional unlocked SOL, AVAX or SUI to meet ETP redemptions, the Company would seek to borrow SOL, AVAX or SUI against its investments to meet redemptions, so as to avoid a sale of the locked SOL, AVAX or SUI prior to the SOL, AVAX or SUI becoming unlocked. The locked SOL, AVAX or SUI held by the Company are scheduled to be released through 2028. The $13,808,401 DLOM balance at September 30, 2026 is expected to decline to $nil as the tokens are released through 2028 with a corresponding increase in net income and shareholders’ equity. This information is provided to help readers understand the effect of the DLOM on reported results and may not be appropriate for other purposes. Actual results will depend primarily on the market prices of SOL, AVAX and SUI, which are highly volatile

Operating, general and administration

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Compensation and consulting	$3,914,842	$3,351,581	$12,355,407	$8,657,330
Marketing expenses	571,416	3,334,484	2,376,693	7,953,765
General and administration	657,966	552,932	1,619,894	1,756,904
Professional fees	3,759,667	1,498,154	7,506,564	3,944,257
Regulatory and transfer agent	9,490	119,877	440,022	405,409
Travel expenses	51,036	97,425	204,581	350,976
	$8,964,417	$8,954,453	$24,503,161	$23,068,641

Compensation and consulting fees were $3,914,842 and $12,355,407 during the three and nine months ended September 30, 2026 compared to $3,351,581 and $8,657,330 during the comparative three and nine months ended September 30, 2025. The Company increased its team and also adjusted various team members’ compensation post the capital raise to better retain talent.

Marketing expense was $571,416 and $2,376,693 during the three and nine months ended September 30, 2026 compared with $3,334,484 and $7,953,765 in the comparative three and nine months ended September 30, 2025. The Company reduced its investor related marketing spending in 2026 given the ongoing challenging crypto market conditions. Product-related marketing spend remains consistent.

General and administration expenses were $657,966 and $1,619,894 during the three and nine months ended September 30, 2026 compared to $552,932 and $1,756,904 in the comparative three and nine months ended September 30, 2025. G&A comprises mainly office expenses, D&O insurance and bank charges and is materially consistent in the current and comparative periods.

Professional fees were $3,759,667 and $7,506,564 in the three and nine months ended September 30, 2026 compared to $1,498,154 and $3,944,257 in the comparative three and nine months ended September 30, 2025. The Company incurred additional expenses in connection with its various lawsuits.

Regulatory and transfer agent fees were $9,490 and $440,022 during the three and nine months ended September 30, 2026 compared with $119,877 and $405,409 during the comparative three and nine months ended September 30, 2025. The fees are materially consistent on a year-to-date basis in both periods.

Travel expenses were $51,036 and $204,581 during the three and nine months ended September 30, 2026 compared with $97,425 and $350,976 in the three and nine months ended September 30, 2025. The slight reduction in travel expenses is due to less travel due to “crypto winter” market conditions resulting in less activity.

Total depreciation and amortization was $1,117 and $286,744 for the three and nine months ended September 30, 2026 compared to $510,535 and $1,216,834 during the three and nine months ended September 30, 2025. The lower depreciation is due to the Reflexivity intangible assets having been fully impaired and the Geneva lease terminated. The depreciation and amortization relates to the equipment, right of use assets and intangible assets acquired as part of the Company’s acquisitions.

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Share-based payments were $880,182 and $3,865,715 during the three and nine months ended September 30, 2026 compared to $2,207,588 and $10,758,244 in the three and nine months ended September 30, 2025. The lower share-based compensation expenses are mainly due to lower share prices reducing the accounting value of grants and fewer total grants.

Fees and commissions were $1,148,454 and $3,207,398 for the three and nine months ended September 30, 2026 compared to $1,544,183 and $5,025,391 in the three and nine months ended September 30, 2025. The overall decrease in fees and commissions during Q3 2026 relates to the trading of digital assets as brokerage commission and ETP issuance costs associated with the lower average AUM in Q3 2026 ($492.8 million) over Q3 2025 ($950.7 million).

Foreign exchange (gain) loss was $309,746 and $935,280 for the three and nine months ended September 30, 2026 compared to $10,875 and ($367,259) in the three and nine months ended September 30, 2025. The change reflects the currency fluctuations primarily in the Company’s cash balances which are denominated in Swedish Krona, Euro and Swiss Franc.

Other income (expenses)

Realized gain (loss) on investments was $Nil and $Nil for the three and nine months ended September 30, 2026 compared with $177,378 and ($300,804) loss for the three and nine months ended September 30, 2025. The Company did not sell any investments in 2026 whereas it sold its Brazil Potash shares during Q1 2025 at a loss.

The Company had unrealized gains (losses) on investments of $13,351,129 and ($3,406,815) for the three and nine months ended September 30, 2026 compared to $21 and $2,723 in the three and nine months ended September 30, 2025. During Q3 2026, the Company increased the fair value of its investment in Amina and its Strategy Preferred Shares. The net loss for the nine months ended September 30, 2026 of $3,406,815 is due mainly to the Company (a) reducing the fair value of its investment in ZKP to $Nil ($1 M impairment) given it has largely paused operations and needs to raise more cash and (b) reducing the value of its investment in Amina Bank by $2.4 million (net of write up in Q3) to reflect lower AUM and a contraction in EV/AUM valuation multiples Amina Bank has engaged Cantor Fitzgerald in connection with a potential public listing. There can be no assurance that a listing will be completed or as to its timing or terms, or that any listing would result in an increase in the fair value of the Company’s investment in Amina.

Interest income was $112,616 and $848,335 for the three and nine months ended September 30, 2026 compared with $35,325 and $64,419 in the three and nine months ended September 30, 2025. The Company earned additional interest income on its excess cash balances due to the capital raise in September 2025.

Interest expense of $3,167 and $126,225 for the three and nine months ended September 30, 2026 compared to $141,510 and $375,552 in the three and nine months ended September 30, 2025. The decrease in interest expense is due to the termination of the Company’s Geneva office lease, on which it previously recognized lease interest expense.

Other income of $598,557 and $804,663 for the three and nine months ended September 30, 2026 compared with $Nil and $Nil in the three and nine months ended September 30, 2025. The income is from the Company’s 200,914 STRC preferred shares which it purchased during Q2 2026 and did not exist in the comparative period.

Impairment loss was $Nil and $375,928 in the three and nine months ended September 30, 2026, compared to $Nil and $Nil in the three and nine months ended September 30, 2025. The Company did impair $375,928 of intangible assets related to its Reflexivity business during Q1 2026 as the significant decline in revenues represented an impairment trigger. The Company has commenced the wind down of Reflexivity and incorporated the residual business into its Valour infrastructure to minimize operating costs.

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The Company recorded gains of $1,363,014 and $10,273,974 on revaluation of the warrant liability for the three and nine months ended September 30, 2026 compared with $Nil and $Nil in the three and nine months ended September 30, 2025. The warrant liability arose after the September 26, 2025 $100 million equity financing.

Cash Flows

Cash used in operating activities was $48,190,956 for the nine months ended September 30, 2026 compared with cash used of $113,125,847 in the comparative period of 2025. The Company generally maintains its surplus working capital in digital assets like USDC or USDT Stablecoins, as well as speculative cryptocurrencies such as BTC, ETH, SOL, and AVAX and thus the operating cash flow statements typically will show as use of cash as long as more money is invested in cryptocurrencies than converted to U.S. dollars or other fiat currencies. Accounting regulations do not currently even allow stablecoins such as USDT or USDC to be considered “cash” for IFRS reporting.

During the nine months ended September 30, 2026, $32,002,063 cash was used in investing activities to purchase 200,914 Strategy Inc. Variable Rate Series A Preferred Shares – Stretch (symbol: “STRC” on Nasdaq) for $20 million, $2 million of RWUSD and $10 million was used in an investment in the Smart Crypto Fund compared to $562,232 (used in) in the comparative period ended September 30, 2025 for an investment.

Cash inflow from financing activities was $36,473,487 for the nine months ended September 30, 2026 compared to $216,246,793 cash inflow in the comparative period ended September 30, 2025. Cash used in financing activities is primarily driven by flows into the Company’s ETP products. The Company had ETP subscriptions of $48,887,853 ($38,615,714 cash inflow plus $10,272,139 ETPs purchased with crypto) in the nine months ended September 30, 2026, compared to an inflow of $116,240,689 in the nine months ended September 30, 2025. As previously noted, cryptocurrency markets experienced significant weakness during 2026, contributing to lower investor interest.

Other more significant financing activities included a $1,801,673 repayment of a margin loan in the nine months ended September 30, 2026 ($2,502,103 in the comparative nine months ended September 30, 2025) and $Nil cash received from option exercises in the nine months ended September 30, 2026 ($7,458,147 in the nine months ended September 30, 2025 comparative period). The Company did not repurchase any shares under its NCIB in the nine months ended September 30, 2026, whereas it spent $2,444,880 in the nine months ended September 30, 2025 comparative period.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures, namely Adjusted Revenue, Adjusted Net Income, EBITDA, Adjusted EBITDA and Adjusted Net Income Per Share, and supplementary financial measures throughout this document. These non-IFRS measures and supplementary financial measures are used by management to assess the Company’s performance and provide additional information and transparency to investors with respect to the Company’s revenue and net income performance.

Non-IFRS performance measures, including Adjusted Revenue, Adjusted Net Income, EBITDA, and Adjusted EBITDA and Adjusted Net Income Per Share do not have a standardized meaning. As a result, these measures may not be comparable to similar measures presented by other companies. Non-IFRS measures and supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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“Adjusted Revenue” is a non-IFRS financial measure that is defined as revenue excluding the application of the DLOM.

“Adjusted Net Income” is a non-IFRS financial measure that is defined as net income excluding the application of the DLOM, impairment charges, unrealized gains and losses on investments, share-based payments and the change in fair value of the warrant liability.

“EBITDA” is a non-IFRS financial measure that is defined as earnings before interest taxes depreciation and amortization.

“Adjusted EBITDA” is a non-IFRS financial measure that is defined as Adjusted Net Income and adding back interest, taxes, depreciation, amortization of property and equipment, right-of-use assets and other intangible assets.

“Assets under management” or “AUM” is a supplementary financial measure that refers to the aggregate market value of Valour’s outstanding ETPs at period end.

“Average AUM” is a supplementary financial measure that refers to the daily market value of Valour’s outstanding ETPs averaged over the noted period.

“AUM Monetization” is a supplementary financial measure that is defined as staking and lending income + management fee income + interest income + Strategy preferred share dividend income divided by average assets under management in the period.

“Average Effective Management Fee” is a supplementary financial measure that is defined as management fee income divided by average assets under management in the period.

“Net inflows” is a supplementary financial measure that is defined as ETP subscriptions less redemptions during the period, including subscriptions funded in digital assets.

“Average staking yield” is a supplementary financial measure that is defined as staking income including indirect staking income through the Equity Investments in Digital Assets and STRC dividend income divided by average staked digital assets.

With respect to the DLOM adjustment, the Company intends to hold its equity investments until the underlying digital assets become unlocked such that any eventual sale of the underlying digital assets would not be expected to occur at a discounted price resulting from their lack of marketability as at the date of the Interim Financial Statements. In the event the Company requires additional unlocked SOL or AVAX to meet SOL and AVAX ETP redemptions, the Company will seek to borrow SOL or AVAX against its equity investments to meet redemptions, so as to avoid a sale of the equity investments prior to the underlying digital assets becoming unlocked. The Company may also employ hedging strategies, such as shorting the underlying tokens and covering those positions with tokens released over time; there can be no assurance that such strategies will be available on acceptable terms or will be effective. Tokens underlying the investments are expected to be released through 2028.

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For a reconciliation of these measures to the most directly comparable financial information presented in the Interim Financial Statements in accordance with IFRS, see the tables below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$

REVENUE RECONCILIATION
Total Revenue (IFRS)	$18,336,099	$22,259,771	$36,951,107	$79,144,311
Discount for Lack of Marketability (DLOM) loss / (gain)	$2,544,489	$(9,400,869)	$(19,004,196)	$(21,967,870)
ADJUSTED REVENUE	$20,880,588	$12,858,902	$17,946,911	$57,176,441

NET INCOME RECONCILIATION
Net Income	$22,332,382	$3,935,906	$12,203,325	$32,647,548
Impairment charges	$-	$-	$375,928	$-
Non-cash valuation of investments adjustments	$(13,351,129)	$(21)	$3,406,815	$(2,723)
Share based payments	$880,182	$2,207,588	$3,865,715	$10,758,244
Change in fair value of warrants	$(1,363,014)	$-	$(10,273,974)	$-
Discount for Lack of Marketability (DLOM) loss / (gain)	$2,544,489	$(9,400,869)	$(19,004,196)	$(21,967,870)
ADJUSTED NET INCOME (LOSS)	$11,042,910	$(3,257,396)	$(9,426,387)	$21,435,199

EBITDA RECONCILIATION
Net Income	$22,332,382	$3,935,906	$12,203,325	$32,647,548
Interest Expense	$3,167	$141,510	$126,225	$375,552
Depreciation & Amortization	$1,117	$509,727	$286,744	$1,216,834
Taxes	$135,779	$492,246	$135,779	$1,510,499
EBITDA	$22,472,445	$5,079,389	$12,752,073	$35,750,433
Discount for Lack of Marketability (DLOM) loss / (gain)	$2,544,489	$(9,400,869)	$(19,004,196)	$(21,967,870)
Non-cash valuation of investments adjustments	$(13,351,129)	$(21)	$3,406,815	$(2,723)
Impairment	$-	$-	$375,928	$-
Change in fair value of warrants	$(1,363,014)	$-	$(10,273,974)	$-
Share based payments	$880,182	$2,207,588	$3,865,715	$10,758,244
ADJUSTED EBITDA	$11,182,973	$(2,113,913)	$(8,877,639)	$24,538,084

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Liquidity and Capital Resources

As at September 30, 2026, the Company had cash of $47,849,067 and positive working capital of $65,355,024 compared to cash of $91,234,090 and negative working capital of $7,568,163 as at December 31, 2025.

The Company also holds $21,978,866 of “Other financial assets” at September 30, 2026, which are very liquid Strategy publicly traded preferred shares (trading symbol “STRC”) and yield investment products (RWUSD), whereas it held none in the comparative period ending September 30, 2025.

The Company relies upon various sources of funds for its ongoing operating activities. These resources include operating profits, proceeds from dispositions of investments, interest and dividend income from investments and equity financings. In management’s opinion, the $100 million registered direct equity offering which closed on September 26, 2025, provided the Company significant additional working capital for initiatives to generate future growth and to provide sufficient working capital for its asset management business. The Company also has access to a $10,000,000 margin credit line with a crypto liquidity provider, secured by the equity in its margin trading account, of which $809,336 was drawn as at September 30, 2026. Management believes that the asset management business requires approximately 5% of its AUM in working capital to accommodate the timing required to settle cryptocurrency purchases and sales driven by ETP purchases and sales. The Company has nominal capital expenditure commitments. There are also no practical restrictions on the ability of subsidiaries to transfer funds to the Company as required.

The Company has 4,500,000 preferred shares outstanding. The preferred shares are non-voting, non-participating, non-redeemable (except in certain circumstances), non-retractable, and non-convertible. The preferred shares have the right to a cumulative preference dividend of 9% per annum. No dividends have been declared or paid on the preferred shares. As the dividend is cumulative, unpaid dividends accrue. As at September 30, 2026, cumulative undeclared dividends totaled approximately $Nil (December 31, 2025 – $Nil), or $Nil per preferred share. In accordance with IFRS, these dividends are not recognized as a liability in the Interim Financial Statements because they have not been declared.

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

The Company’s performance is also influenced by cryptocurrency prices which are beyond the Company’s control. Higher crypto-currency prices (with ETP investment flows constant) generally drive higher AUM which increase management fee and staking revenues. Lower crypto-currency prices (with ETP investment flows constant) would generally reduce AUM and thus also reduce management fee and staking revenues. The Company has some ability to reduce its cost structure should cryptocurrency prices dramatically decrease and be expected to remain low for a longer period of time.

We believe that our current available cash and cash equivalents and other sources of capital will be sufficient to meet our working capital needs for at least the next twelve months and beyond.

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Operating Segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs as well as any DeFi Alpha related transactions. DeFi Alpha is a trading desk designed to identify low-risk arbitrage opportunities within the crypto ecosystem. Stillman Digital and Stillman Bermuda operate the trading platform. The Reflexivity Research and DeFi Advisory segments were discontinued effective January 1, 2026.

Information about the Company’s assets by segment as at September 30, 2026 and December 31, 2025 is detailed below.

September 30, 2026	DeFi	Stillman Digital	Valour Inc	Total
Cash	11,787,143	9,790,554	26,271,370	47,849,067
Client cash deposits	-	1,501,724	-	1,501,724
Public investments, at fair value through profit and loss	106,857	-	-	106,857
Prepaid expenses	663,697	6,582,978	194,179	7,440,854
Short term investments	19,960,806	-	2,018,060	21,978,866
Derivative assets			274,096	274,096
Investment in Smart Crypto Fund SP, at FVTPL			10,000,373	10,000,373
Digital assets, digital assets loaned, and digital assets staked	-	10,054,639	577,690,100	587,744,739
Equity instruments	-	-	95,885,076	95,885,076
Investment in associate	2,283,056	-	-	2,283,056
Other non-current assets	14,901,664	-	45,720,335	60,621,999
Total assets	49,703,223	27,929,895	758,053,589	835,686,707
Accounts payable and accrued liabilities	3,341,651	2,028,842	2,050,564	7,421,057
Loans payable	-	-	809,336	809,336
Trading liabilities	-	14,710,186	-	14,710,186
Warrant liability	3,325,342	-	-	3,325,342
Lease liability	-	-	-	-
Derivative liability	-	-	-	-
ETP holders payable	-	-	643,670,432	643,670,432
Total liabilities	6,666,993	16,739,028	646,530,332	669,936,353

December 31, 2025	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	52,948,491	2,101	9,203,569	29,079,929	91,234,090
Client cash deposits	-	-	5,615,054	-	5,615,054
Public investments, at fair value through profit and loss	272,520	-	-	-	272,520
Prepaid expenses	562,981	75,343	8,267,050	691,548	9,596,922
Digital assets, digital assets loaned, and digital assets staked	-	65,040	14,066,946	501,454,945	515,586,931
Equity instruments	-	-	-	131,982,050	131,982,050
Right-of-use assets	-	-	-	2,999,253	2,999,253
Investment in associate	2,423,934	-	-	-	2,423,934
Other non-current assets	28,172,752	-	-	36,680,278	64,853,030
Total assets	84,380,678	142,484	37,152,619	702,888,003	824,563,784
Accounts payable and accrued liabilities	2,151,846	49,421	5,458,569	1,610,274	9,270,110
Loans payable	-	-	-	2,611,009	2,611,009
Trading liabilities	-	-	24,122,640	-	24,122,640
Warrant liability	13,599,316	-	-	-	13,599,316
Lease liability	-	-	-	3,102,188	3,102,188
ETP holders payable	-	-	-	622,304,667	622,304,667
Total liabilities	15,751,162	49,421	29,581,209	629,628,138	675,009,930

40

Information about the Company’s revenues and expenses by segment for the nine months ended September 30, 2026 and September 30, 2025 is detailed below:

Nine months ended September 30, 2026	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	6,363,485	6,363,485
Management fees	-	-	3,685,379	3,685,379
Trading commissions	-	7,583,326	-	7,583,326
Other revenue	218,009	-	43,500	261,509
Revenues excluding realized and net change in unrealized (loss) gain	218,009	7,583,326	10,092,364	17,893,699
Realized and net change in unrealized loss on digital assets	-	(50,258)	(7,122,795)	(7,173,053)
Realized and net change in unrealized loss on equity investments	-	-	3,425,863	3,425,863
Realized and net change in unrealized gains on ETP payables	-	-	22,704,954	22,704,954
Realized and net change in unrealized loss on derivative liabilities	-	-	99,644	99,644
Revenues from realized and net change in unrealized (loss) gain	-	(50,258)	19,107,666	19,057,408
Total revenues	218,009	7,533,068	29,200,030	36,951,107

Expenses
Operating, general and administration	8,626,976	4,683,652	11,192,533	24,503,161
Share based payments	3,865,715	-		3,865,715
Amortization - right-of-use asset	-	-	262,464	262,464
Amortization - intangibles	-	24,280	-	24,280
Fees and commissions	56,000	828,502	2,322,896	3,207,398
Foreign exchange (gain) loss	865,550	(3,403)	73,133	935,280
Total operating expenses	13,414,241	5,533,031	13,851,026	32,798,298
Operating (loss) income	(13,196,232)	2,000,037	15,349,004	4,152,809

Realized (loss) on investments, net	-	-	-	-
Unrealized (loss) on investments, net	(2,405,115)	-	(1,001,700)	(3,406,815)
Interest income	767,981	2,254	78,100	848,335
Interest expense	-	368	(126,593)	(126,225)
Other income	804,662		1	804,663
Gain on lease termination	-	-	146,838	146,838
Other expense	(95)	-		(95)
Loss on investment in associate	(140,878)	-	-	(140,878)
Change in fair value of warrant liabilities	10,273,974	-	-	10,273,974
Bad debt recovery	-	-	162,426	162,426
Impairment loss	-	-	(375,928)	(375,928)
Total other income (expenses)	9,300,529	2,622	(1,116,856)	8,186,295
Net (loss) income for the period before taxes	(3,895,703)	2,002,659	14,232,148	12,339,104
Current taxes	-	129,901	5,878	135,779
Net income after tax	(3,895,703)	1,872,758	14,226,270	12,203,324
Other comprehensive loss
Foreign currency translation loss	-	-	1,436	1,436
Net income and comprehensive income for the period	(3,895,703)	1,872,758	14,227,706	12,204,760

41

Nine months ended September 30, 2025	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	10,849,531	10,849,531
Management fees	-	-	7,547,407	7,547,407
Trading commissions	-	6,230,864	-	6,230,864
Other revenue	192,407	-	468,000	660,407
Revenues excluding realized and net change in unrealized gains (losses)	192,407	6,230,864	18,864,938	25,288,209
Realized and net change in unrealized gains and (losses) on digital assets	(688,740)	302,647	29,717,071	29,330,978
Realized and net change in unrealized gain on equity investments	-	-	30,527,468	30,527,468
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(6,002,344)	(6,002,344)
Revenues from realized and net change in unrealized gains (losses)	(688,740)	302,647	54,242,195	53,856,102
Total revenues	(496,333)	6,533,511	73,107,133	79,144,311

Expenses
Operating, general and administration	11,806,388	3,854,606	7,407,647	23,068,641
Share based payments	10,758,244	-		10,758,244
Depreciation - property, plant and equipment	-	1,563	103	1,666
Amortization - right-of-use asset	-	-	51,180	51,180
Amortization - intangibles	1,118,886	5,291	39,811	1,163,988
Fees and commissions	19,303	702,496	4,303,592	5,025,391
Foreign exchange (gain) loss	(15,030)	(28)	(352,201)	(367,259)
Total operating expenses	23,687,791	4,563,928	11,450,132	39,701,851
Operating income (loss)	(24,184,124)	1,969,583	61,657,001	39,442,460

Realized (loss) on investments, net	(481,828)	-	181,024	(300,804)
Unrealized (loss) on investments, net	2,723	-	-	2,723
Interest income	29,371	1,360	33,688	64,419
Finance costs	(504)	(1,353)	(373,695)	(375,552)
Financing expense	(4,675,199)	-	-	(4,675,199)
Total other (expenses) income	(5,125,437)	7	(158,983)	(5,284,413)
Net income (loss) for the period before taxes	(29,309,561)	1,969,590	61,498,018	34,158,047
Current taxes	347,990	1,147,876	14,633	1,510,499
Net income (loss) after tax	(29,657,551)	821,714	61,483,385	32,647,548
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	1,142,502	1,142,502
Net (loss) income and comprehensive (loss) income for the period	(29,657,551)	821,714	62,625,887	33,790,050

DeFi Alpha is a division within Valour focused on arbitrage trading opportunities. It does not have its own statement of financial position but leverages Valour’s equity for its trades. The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

Valour Funds SPC is a wholly owned subsidiary of Valour Inc. At this point in time, there are no external investors and all the capital allocated to Valour Funds SPC is from Valour. As such, the CODM only reviews Valour Funds SPC’s results as part of its consolidated review of Valour and hence it has not been presented separately in the table above.

42

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

▪	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

▪	to give shareholders sustained growth in value by increasing shareholders’ equity; while

▪	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

▪	raising capital through equity financings (including US$100 million in September 2025); and

▪	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than (a) Cboe Canada (formerly the NEO Exchange) which requires one of the following to be met: (i) shareholders’ equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least CAD$25 million, or (iv) assets and revenues of at least CAD$25 million and (b) Nasdaq Capital Market which requires, one of the following to be met: (i) shareholder equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.

Readers should refer to the “Financial Instruments and Other Instruments - Regulatory Risks” section of this MD&A for a discussion of pertinent governmental and political policies that could materially affect, directly or indirectly investments in the Company.

There were no changes to the Company’s capital management during the nine months ended September 30, 2026.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $600,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these Interim Financial Statements. Minimum commitments remaining under these contracts were approximately $4,135,208 all due within one year.

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Legal Commitments and Litigation

The Company is, from time to time, involved in various claims and legal proceedings including a class action lawsuit (the “Class Action Lawsuit”) filed against the Company and certain officers in the United States District Court for the Eastern District of New York which alleges that the Defendants made false and / or misleading statements and / or failed to disclose that: (i) DeFi was facing delays in executing its DeFi arbitrage strategy, which at all relevant times was a key revenue driver for the Company; (ii) DeFi had understated the extent of competition it faced from other Digital Asset Treasury companies and the extent to which that competition would negatively impact its ability to execute its DeFi arbitrage strategy; (iii) as a result of the foregoing issues, the Company was unlikely to meet its previously issued revenue guidance for the fiscal year 2025; (iv) accordingly, Defendants had downplayed the true scope and severity of the negative impact that the foregoing issues were having on DeFi’s business and financial results; and (v) as a result, Defendants’ public statements were materially false and misleading at all relevant times.

The Company does not agree with the allegations in the Class Action Lawsuit and intends to vigorously defend itself in Court. Based on the early stage of this dispute and the Company’s belief in the merits of its legal defenses, it has not accrued for any potential loss in the Interim Financial Statements. The Company cannot reasonably predict the likelihood or outcome of these activities.

The Company is also party to a legal dispute over advisory fees allegedly owed a capital markets advisory firm together with the Class Action Lawsuit, the “Litigation”). The Company believes these claims are without merit and intends to defend them vigorously. However, the outcome of any proceeding cannot be predicted with certainty.

The Company does not believe that adverse decisions in any existing or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

The Company has not disclosed further information regarding the Litigation and applied the exception under IAS 37.92, disclosing the general nature of the Litigation, together with the fact that, and the reason why, information has not been disclosed.

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Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	30-Sep-26	30-Jun-26	31-Mar-26	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24
Revenue	$18,336,099	$7,764,460	$10,850,548	$19,992,158	$22,259,771	$13,423,306	$43,193,174	($19,335,566)
Net income (loss) and comprehensive income (loss)	$22,276,664	($14,976,654)	$4,904,751	$28,909,722	$2,992,998	$866,524	$29,930,528	($22,319,306)
Income (loss) per Share - basic	0.06	(0.04)	0.01	0.07	0.01	0.01	0.09	(0.08)
Income (loss) per Share - diluted	0.06	(0.04)	0.01	0.07	0.01	0.01	0.08	(0.07)
Total Assets	$835,686,707	$573,253,160	$634,181,199	$824,563,783	$918,591,677	$874,051,988	$723,514,763	$917,869,655

The Company’s quarterly results fluctuations are largely driven by changes in cryptocurrency prices, in particular Bitcoin which tends to set the market tone for the broader cryptocurrency market.

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-25	31-Dec-24	31-Dec-23
(a) Net Revenue	$36,951,107	$(31,425,751)	$7,672,827
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$12,203,325	$(28,532,195)	$(15,034,425)
(ii) Income (loss) per share – basic	$0.03	$(0.10)	$(0.07)
(iii) Income (loss) per share – diluted	$0.03	$(0.10)	$(0.07)
(c) Total Assets	$824,563,783	$917,869,655	$437,044,148
(d) Total Liabilities	$675,009,930	$899,447,480	$423,426,896

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

45

Related Party Transactions

a)	The Interim Financial Statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
Valour Inc	100
Valour Europe AG	100
DeFi Middle East DMCC	100
Stillman Digital Inc.	100
Valour Funds SPC	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2026 and 2025 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Short-term benefits	$948,874	$1,355,048	$4,677,008	$2,473,981
Shared-based payments	1,151,269	471,665	3,093,602	1,385,945
	$2,100,143	$1,826,713	$7,770,610	$3,859,926

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR+ at www.sedarplus.ca

c)	During the year ended December 31, 2025, the Company incurred $502,545 in legal fees to a firm in which a former director of the Company is a partner.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor, and the President of the Company. The Company incurred no legal fees related to SovFi in the nine months ended September 30, 2026 (December 31, 2025 - $20,000). The $20,000 was repaid by SovFi in full in May 2026. The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at September 30, 2026, and December 31, 2025.

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2026, and December 31, 2025.

46

Investment	Nature of relationship to investment	Estimated Fair Value
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	$199,875
Total investment - September 30, 2026		$199,875

* Private company

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - December 31, 2025		$1,199,875

* Private company

e)	Neuronomics is an associate of the Company and a related party. The Smart Crypto Fund, which is managed by Neuronomics and over which the Company has significant influence, is also a related party.

During the three and nine months ended September 30, 2026, Valour subscribed $10,002,073 for Class B Portfolio Shares of the Smart Crypto Fund. Under the investment management agreement, Valour is entitled to a share of the management fee and performance fee charged to the Smart Crypto Fund, which is paid through Neuronomics, and bears an operating support amount payable to Neuronomics. Valour also bore the costs of setting up the SPC and the Smart Crypto Fund. The transactions and balances with related parties are as follows:

September 30, 2026
Revenue from fee-sharing arrangement with Neuronomics	$3,691
Operating support expense payable to Neuronomics	(5,000)
Payable to Neuronomics	(1,309)
Investment in Smart Crypto Fund	10,002,073

The fee-sharing income and the operating support amount are recorded gross and are settled net monthly between Valour and Neuronomics. These transactions were made in the normal course of operations and on the terms set out in the investment management agreement.

47

Financial Instruments and Other Instruments

Financial assets and financial liabilities as at September 30, 2026 and December 31, 2025 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2025
Cash	$91,234,090	$-	$91,234,090
Client Cash Deposits	5,615,054	-	5,615,054
Digital assets, digital assets loaned, and digital assets staked	-	515,586,931	515,586,931
Equity investments	-	131,982,050	131,982,050
Public investments	-	272,520	272,520
Private investments	-	29,372,628	29,372,628
Accounts payable and accrued liabilities	(9,270,110)	-	(9,270,110)
Loan payable	(2,611,009)	-	(2,611,009)
Lease liability	(3,102,188)	-	(3,102,188)
Warrant liability	-	(13,599,316)	(13,599,316)
Trading liabilities	-	(24,122,640)	(24,122,640)
ETP holders payable	-	(622,304,667)	(622,304,667)
September 30, 2026
Cash	$47,849,067	$-	$47,849,067
Client Cash Deposits	1,501,724	-	1,501,724
Other financial assets	2,018,060	19,960,806	21,978,866
Digital assets, digital assets loaned, and digital assets staked	-	587,744,739	587,744,739
Equity investments	-	95,885,076	95,885,076
Public investments	-	106,857	106,857
Private investments	-	25,541,805	25,541,805
Investment in Smart Crypto Fund	-	10,000,373	10,000,373
Accounts payable and accrued liabilities	(7,421,057)	-	(7,421,057)
Warrant liability	-	(3,325,342)	(3,325,342)
Trading liabilities	-	(14,710,186)	(14,710,186)
Loan payable	(809,336)		(809,336)
ETP holders payable	-	(643,670,432)	(643,670,432)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

48

Expected credit losses related to digital assets loaned are recorded in the bad debt expense on the consolidated statement of operations. Expected credit losses related to collateral provided on the Company’s loan payable has been recorded through unrealized losses on digital assets in the statement of operations. Expected credit losses for the nine months ended September 30, 2026, are as follows:

	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	491,803.2877	58,621,167	3,521,790	62,142,957	(35,574)	62,107,383
Counterparty E	BTC	67.9793	5,699,429	-	5,699,429	(5,699,429)	-

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our assets and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

49

Binance Security Incident

In October 2026, Binance, which held approximately 38.9% ($218.2 million) of the digital assets deposited with custodians and exchanges by the Company and its subsidiaries as at September 30, 2026, reported a security incident affecting its platform. The Company has confirmed that none of its digital assets, or those held on behalf of Valour or its ETPs, were affected by the incident, and that no private keys, wallets, credentials or signing infrastructure associated with Valour were compromised. Binance has confirmed that the Company’s assets are fully accounted for and available to it, and the Company currently has full access to, and may withdraw, these assets at its discretion. Binance has also publicly stated that it will fully compensate users for losses related to the incident. Notwithstanding the foregoing, and as part of its ongoing management of custodial concentration risk, the Company is in the process of transferring certain of the digital assets it holds with Binance to other custodians, which is expected to reduce its exposure to Binance. As of the date of this MD&A, the Company has moved approximately $138 million of assets previously held in Binance to other custodians. There can be no assurance that Binance or any other custodian or exchange used by the Company will not experience a security breach or other incident in the future that results in the loss of, or delayed access to, the Company’s digital assets, or that any compensation offered by a custodian or exchange would be sufficient to cover any such loss.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at September 30, 2026, the Company had current assets of $735,291,377 (December 31, 2025 - $664,893,552) to settle current liabilities of $669,662,257 (December 31, 2025 - $672,461,715).

50

The following table shows the Company’s source of liquidity by assets / (liabilities) as at September 30, 2026 and December 31, 2025:

September 30, 2026
	Total	Less than 1 year	1-3 years
Cash	$47,849,067	$47,849,067	$-
Client cash deposits	1,501,724	1,501,724	-
Prepaid expenses	7,440,854	7,440,854	-
Derivative assets	274,096	274,096	-
Digital assets, digital assets loaned, and digital assets staked	587,744,739	580,981,973	6,762,766
Public Investments	106,857	106,857	-
Private investments	25,541,805	-	25,541,805
Other financial assets	21,978,866	21,978,866	-
Equity investments	95,885,076	75,157,940	20,727,136
Investment in Smart Crypto Fund	10,000,373	10,000,373	-
Accounts payable and accrued liabilities	(7,421,057)	(7,421,057)	-
Warrant liability	(3,325,342)	-	(3,325,342)
Loan payable	(809,336)	(809,336)	-
Trading liabilities	(14,710,186)	(14,710,186)
ETP holders payable	(643,670,432)	(643,670,432)	-
Total assets / (liabilities)	$128,387,104	$78,680,739	$49,706,365

December 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$91,234,090	$91,234,090	$-
Client cash deposits	5,615,054	5,615,054	-
Prepaid expenses	9,596,921	9,596,921	-
Digital assets, digital assets loaned, and digital assets staked	515,586,931	482,763,021	32,823,910
Public Investments	272,520	272,520	-
Private investments	29,372,628	-	29,372,628
Equity investments	131,982,050	75,411,946	56,570,104
Accounts payable and accrued liabilities	(9,270,110)	(9,270,110)	-
Loan payable	(2,611,009)	(2,611,009)	-
Warrant liability	(13,599,316)	-	(13,599,316)
Trading liabilities	(24,122,640)	(24,122,640)
Lease liability	(3,102,188)	(553,973)	(2,548,215)
ETP holders payable	(622,304,667)	(622,304,667)	-
Total assets / (liabilities)	$108,650,264	$6,031,153	$102,619,111

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. At September 30, 2026, one investment made up approximately 0.01% (December 31, 2025 – one investment of 0.03%) of the total assets of the Company.

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Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At September 30, 2026, the company had one investment exposed to market risk (December 31, 2025 – one investment) of the total assets of the Company.

(c)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at September 30, 2026, a 1% change in interest rates could result in an approximately $478,000 change in net loss.

(d)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to the Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2026 and December 31, 2025, the Company had the following financial and non-financial assets and liabilities, (amounts posted in U.S. dollars) denominated in foreign currencies:

September 30, 2026
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$1,534,001	$316,110	$571,066	$19,361,848	$5,689,734	$78,350
Private investments	505,435	-	-	-	-	-
Public investments	106,857	-	-	-	-	-
Prepaid	-	-	35,940	-	-	20,821
Accounts payable and accrued liabilities	445,875	-	(255,677)	-	-	(81,194)
ETP holders payable	-	-	-	(598,597,730)	(37,535,676)	-
Net assets (liabilities)	$2,592,168	$316,110	$351,329	$(579,235,882)	$(31,845,942)	$17,977

December 31, 2025

	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$2,284,909	$51,536	$8,928,624	$12,978,875	$4,570,541	$457,515
Private investments	25,172,753	-	-	-	-	-
Prepaid investment	-	-	528,255	-	-	34,278
Accounts payable and accrued liabilities	(1,003,289)	-	(449,107)	-	(20,219)	(14,057)
ETP holders payable	-	-	-	(588,356,052)	(31,726,671)	-
Net assets (liabilities)	$26,454,373	$51,536	$9,007,772	$(575,377,177)	$(27,176,349)	$477,736

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as of September 30, 2026 would result in an estimated increase (decrease) in net income of approximately $25,496,200 (December 31, 2025 - $24,092,641).

(e)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

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A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public investments, private investments, and derivative liabilities are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2025 financial statements.
iii.	Other investments are carried at fair value through profit and loss.
iv.	Digital assets classified as financial assets relate to USDC which is measured at fair value.
v.	Warrant liability carried at its fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at September 30, 2026 and December 31, 2025.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$29,372,628	$29,372,628
Digital assets, Digital assets loaned and digital assets staked	-	496,934,790	18,652,141	515,586,931
Equity investments	-	-	131,982,050	131,982,050
Publicly traded investments	272,520.00	-	-	272,520
Warrant liability	-	-	(13,599,316)	(13,599,316)
December 31, 2025	$272,520	$496,934,790	$166,407,503	$663,614,813

Privately traded investments	-	$-	$25,541,805	$25,541,805
Other investments	21,978,866.00	-	-	21,978,866
Digital assets, Digital assets loaned and digital assets staked	-	578,140,988	9,603,751	587,744,739
Equity investments	-	-	95,885,076	95,885,076
Publicly traded investments	106,857.00	-	-	106,857
Smart Crypto Fund SP Investment	-	10,000,373	-	10,000,373
Warrant liability	-	-	(3,325,342)	(3,325,342)
September 30, 2026	$22,085,723	$588,141,361	$127,705,290	$737,932,374

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Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended September 30, 2026 and December 31, 2025. These financial instruments are measured at fair value based utilizing quoted market prices. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	September 30, 2026	December 31, 2025
Opening balance	$272,520	$778,085
Realized loss on investments	18,060	(419,093)
Additions	21,999,990	-
Unrealized loss on investments	(204,847)	-
Transferred from level 3	-	272,520
Investments sold	-	(358,992)
	$22,085,723	$272,520

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended September 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	September 30, 2026	December 31, 2025
Opening balance	$496,934,790	$555,838,900
Smart Crypto Fund Investment	10,002,073
Digital assets acquired	57,259,984	232,267,760
Digital assets disposed	(18,000,229)	(87,878,518)
Digital assets earned from staking, lending and fees	6,200,543	12,332,036
Realized gain on digital assets	(85,268,411)	49,635,380
Unrealized losses on digital assets	68,481,174	(260,376,909)
Unrealized losses	(1,700)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from level 3	42,383,171	2,749,352
Digital assets from settlement of ETPs	10,461,896	-
Fees and other	(311,930)	(1,532,613)
	$588,141,361	$496,934,790

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended September 30, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

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Level 3 investments, financial assets at fair value	September 30, 2026	December 31, 2025
Opening balance	$180,006,819	$294,773,144
Transferred to level 1	(106,857)	(272,520)
Acquired as subsidiary	-	(379,906)
Realized gain	(824,533)	31,217,931
Unrealized (loss)/ gain	7,474,271	(121,974,940)
Transferred to level 2	(42,383,171)	(2,749,352)
Foreign exchange loss	(523,700)	(527,269)
Equity investments disposed	(15,965,180)	(71,685,819)
Cash	15,965,179	50,865,445
Cash transferred to bank	(15,965,179)	-
Management fees	(352,440)	-
Digital assets earned from staking, lending and fees	3,705,423	740,105
	$131,030,632	$180,006,819

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

Level 3 investments, financial liabilities at fair value	September 30, 2026	December 31, 2025
Opening balance	$13,599,316	$-
Warrants granted	-	53,195,195
Change in fair value	(10,273,974)	(39,595,879)
	$3,325,342	$13,599,316

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2026 and December 31, 2025.

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Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Luxor Technology Corporation	$524,963	Recent financing	Marketability of shares	0% discount
Amina Bank	24,285,752	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	362,038	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	131,982,050	Market approach	Discount for lack of marketability	16% discount
Digital assets on loan	18,652,141	Market approach	Discount for lack of marketability	30% discount

December 31, 2025	$180,006,819

Luxor Technology Corporation	$505,435	Recent financing	Marketability of shares	0% discount
Amina Bank	21,836,495	Market approach	Marketability of shares	0% discount
ZKP Corporation	-	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	-	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	95,885,076	Market approach	Discount for lack of marketability	11% discount
Digital assets on loan	9,603,751	Market approach	Discount for lack of marketability	22% discount
Investment in Smart Crypto Fund	10,000,373	Market approach	Value of underlying assets	0% discount

September 30, 2026	$141,031,005

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. As at December 31, 2025, the valuation of LTC was based on secondary sale of shares and as a result, the Company increased the value of its investment during the year ended December 31, 2025. As at September 30, 2026, the valuation of LTC was $505,435 (December 31, 2025 - $524,963). As at September 30, 2026, a +/- 10% change in the fair value of LTC will result in a corresponding +/- $50,544 (December 31, 2025 - $52,496) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non-voting shares of Amina. During the year ended December 31, 2025 and nine months ended September 30, 2026, the Company adjusted the fair value of its investment in Amina due changes in Amina’s assets under management and EV/AUM valuation multiples. As at September 30, 2026, the valuation of Amina was $21,836,495 (December 31, 2025 - $24,285,752). As at September 30, 2026, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $2,183,650 (December 31, 2025: +/- $2,428,575) change in the carrying amount.

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ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. During the nine months ended September 30, 2026, the Company impaired its investment in ZKP. As at September 30, 2026, the valuation of ZKP was $Nil (December 31, 2025: $1,000,000). As at September 30, 2026, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $Nil change in the carrying amount (December 31, 2025 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at September 30, 2026, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2025 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. During the year ended December 31, 2025 and in the three months ended March 31, 2026, the Company impaired its investment in CH Technical based on the investments in CH Technical. As at September 30, 2026, the valuation of CH Technical was $Nil (December 31, 2025 - $362,038). As at September 30, 2026, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $Nil change in the carrying amount (December 31, 2025 - $36,203).

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at September 30, 2026, the valuation of Canada Stablecorp Inc. was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at September 30, 2026, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Bonsol Labs Inc. (“Bonsol”)

On November 13, 2025, the Company invested $2,000,000 to acquire rights to certain preferred shares of Bonsol. As at September 30, 2026, the valuation of Bonsol was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2026. As at September 30, 2026, a +/- 10% change in the fair value of Bonsol will result in a corresponding +/- $200,000 change in the carrying amount (December 31, 2025 - $200,000).

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SUI Digital Assets Loaned at FVTPL

During Q2 2025, the Company invested $41,160,000 to acquire SUI digital assets. Management used the net asset values as determined by market pricing and applied a 22% discount for lack of marketability. As at September 30, 2026, a +/- 10% change in the fair value of the SUI digital assets loaned will result in a corresponding +/- $960,375 change in the carrying amount (December 31, 2025: $1,865,214).

Equity Investments in Digital Assets Funds at FVTPL

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities’ managers and applied a 11% discount for lack of marketability. As at September 30, 2026, a +/- 10% change in the fair value of the Equity Investments in Digital Assets will result in a corresponding +/- $9,588,508 change in the carrying amount (December 31, 2025 - $13,198,205).

Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors choosing other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.
-	Paper wallets are simply paper printouts of private and public addresses.
-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.
-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.
-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia, Bitcoin, varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled for tax purposes causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such markets. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

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Outstanding Share Data

As of November 12, 2026, the following securities are outstanding:

Common Shares

As of November 12, 2026, there were 388,535,213 common shares issued and outstanding.

Preferred Shares

As of November 12, 2026, there were 4,500,000 preferred shares outstanding. The preferred shares are non-voting, non-participating, non-redeemable (except in certain circumstances), non-retractable, and non-convertible. The preferred shares have the right to a cumulative preference dividend of 9% per annum.

Stock Options

As of November 12, 2026, there were 16,632,217 stock options issued and outstanding with an exercise price ranging from CAD$0.17 to CAD$4.97 expiring between May 9, 2027 and April 15, 2031.

Warrants

As of November 12, 2026, there were 20,000,000 warrants outstanding, each exercisable to purchase a common share at a price of CAD$0.20 and expiring on November 6, 2028, and 34,246,577 warrants outstanding, each exercisable to purchase a common share at a price of US$2.63 and expiring on September 25, 2028.

Deferred share units

As of November 12, 2026, there were 8,184,369 deferred share units issued and outstanding with vesting terms ranging from six months to three years.

Restricted share units

As of November 12, 2026, there were 2,338,698 restricted share units issued and outstanding with vesting terms of two years.

Performance share units

As of November 12, 2026, there were 200,000 performance share units issued and outstanding with vesting term of ten months.

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Risks and Uncertainties

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2025 filed on SEDAR+ for a full description of the Company’s risks in addition to those highlighted below.

Breaches of Third-Party Suppliers and Unauthorized Disclosure of Customer Information

The Company and its subsidiaries rely on third-party service providers and software suppliers for certain aspects of their operations, including document management, electronic signature, data storage, communications and other business applications. The Company or these third parties may be the target of cyberattacks, security breaches, software defects or other incidents. A security breach or other incident affecting the Company or a third-party supplier could result in unauthorized access to, or disclosure of, the Company’s or its customers’ information, or disrupt the Company’s operations, even where the Company’s own systems and platforms are not compromised. The Company may also have limited ability to monitor, assess or influence the security practices of such third parties, and may have limited recourse against them in the event of a breach.  For example, in November 2026, SDI, a subsidiary of the Company, was notified that a security incident at one of its third-party software suppliers resulted in the unauthorized disclosure of certain customer information; the Company’s platform and digital assets were not affected, and the incident remains under investigation.

In the course of their operations, the Company and its subsidiaries collect, process and store personal and other confidential information relating to customers. Any actual or perceived unauthorized access to, or leak, loss or disclosure of, customer information, whether resulting from a breach of the Company’s systems, the systems of a third-party supplier, human error or otherwise, could subject the Company to notification obligations, regulatory investigations, fines and penalties under applicable privacy and data protection laws in Canada, the United States, Europe and other jurisdictions, as well as claims or litigation by affected customers. Such an incident could also harm the Company’s reputation, erode customer trust, reduce demand for the Company’s products and services and adversely affect the price of the Company’s securities.

Forward-Looking Information and FOFI May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking information. By their nature forward-looking information and future-orientated financial information and financial outlook information (collectively, “FOFI”) involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Class action litigation may also arise in connection with forward-looking statements, even where such statements are accompanied by cautionary language.

Redemptions

Significant ETP redemptions could adversely impact the prospects and operating results of the Company. A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also negatively impact the Company’s equity and liquidity, adversely affect the Company’s reputation and / or result in further declines in AUM, all of which could have an unfavourable impact on our business, financial condition and operating results.

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares. Limited analyst coverage or negative analyst reports may further contribute to volatility and reduced liquidity in our stock.

In addition, the price of the Company’s Common Shares, may be affected by its failure to comply with the continued listing requirements of stock exchanges on which it is listed. For example, the Company is not currently in compliance with the Nasdaq minimum bid price requirement.

Litigation

From time to time, the Company may be party to legal proceedings, whether or not they have merit. Given the nature of its business, the Company may face claims, including class action claims. These could allege negligence, breach of applicable laws and regulations, public or private nuisance, or other matters arising from its operations or from investigations into them. Defense and settlement costs can be significant, even for claims that have no merit. Litigation can also take up substantial management time and attention, diverting it from the Company’s business. Litigation outcomes are inherently uncertain. There can be no assurance that any particular proceeding will be resolved in the Company’s favor. Nor can there be assurance that it will not have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The Company is currently party to the Litigation, as further described above in “Commitments – Legal Commitments and Litigation”. The Company has not disclosed further information about these two disputes because doing so could be expected to seriously prejudice its position. The Company believes these claims are without merit and intends to defend them vigorously. However, the outcome of any proceeding cannot be predicted with certainty. An unfavourable result in any the Litigation could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

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National Instrument 52-109 Disclosure

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for the establishment and maintenance of DC&P and ICFR. The Company’s management, including the CEO and CFO, has designed the DC&P and ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The CEO and the CFO have concluded that the Company’s ICFR were not effective as of September 30, 2026 due to the extensive manual processes for digital asset and ETP transaction processing has not been fully remediated and associated internal controls tested as operating effectively for a period of time. The extensive manual processes processing digital asset and ETP transactions increase the risk of a material error in the financial statements is not detected.

Remediation of Material Weakness in ICFR

We continue to work to fully remediate the material weakness and are taking steps to strengthen our internal control over financial reporting. We are taking appropriate and reasonable steps to remediate this material weakness through the implementation of a new ERP system (NetSuite) and new cryptocurrency subledger (Cryptio) which will automate many accounting processes previously done manually and provide for stronger internal controls through system configured review and approval steps.

The implementation of both of these new IT systems commenced during the fall of 2025. The Company conducted a parallel run with NetSuite and Cryptio with our legacy system during the first quarter of 2026. The Q1 2026 parallel run testing yielded some additional configuration requirements for Cryptio for accurate ETP processing. To help complete the configuration requirements to an audit ready level, the Company engaged an advisory firm during Q2 2026 to assist with the completion of the integration process which was ongoing during Q3 2026. The Company is working toward a January 1, 2027 go-live date for the new systems. The Company will run both systems in parallel for the balance of 2026 to identify and reconcile any differences.

Management expects to continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of our internal control over financial reporting. We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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Material Accounting Policies

The Company’s material accounting policies can be found in Note 2 of the Annual Financial Statements.

IFRS 7 and IFRS 9 - In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) - linked features and other similar contingent features and the treatment of nonrecourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Adoption of this standard did not have a material impact on the Company’s condensed consolidated interim financial statements.

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2027 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IFRS 18 - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted. The Company is still assessing the impact of IFRS 18.

Reclassification of Comparative Amounts

Certain amounts have been reclassified in Condensed Consolidated Interim Statement of Operations and Comprehensive Income /(Loss) of the Interim Financial Statements for previous periods to conform to the current period presentation. Only reclassifications have been made with no changes in accounting policies or revision of previously reported amounts. There is no change to previously reported net income (loss).

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Critical Accounting Estimates and Assumptions

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the Interim Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements are as follows:

Accounting for digital assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

Equity investments in digital assets at fair value through profit and loss

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Island domiciled feeder Limited Liability Partnership.

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation techniques, such as the Black-Scholes model, are used to value these instruments.

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Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions.

Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Assessment of transaction as an asset purchase or business combination

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future performance of these assets.

Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criteria are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

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